
03045691

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Ontzinc Corporation

*CURRENT ADDRESS ~~1 Richmond Street West~~ 6 Adelaide St. East
Suite ~~900~~ 300
Toronto, Ontario ~~M5H 3W4~~ M5C 1H6

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34778 FISCAL YEAR

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mr

DAT : 3/11/04

82-34728

03 OCT 29 AM 7:21

A D P PROXY PLUS - GEO ANALYSIS - ONTZINC CORPORATION
CUSIP 683381

STATE	.........SHARES	....ITEMS
**	70,884	11
AK	8,000	2
AL	47,300	2
AZ	4,000	3
CA	81,900	22
CO	128,600	5
CT	10,640	2
DC	145,000	2
FL	1,113,911	26
GA	199,506	4
HI	25,000	1
IA	21,500	4
ID	1,700	1
IL	53,000	6
IN	5,900	4
KY	8,217	2
LA	354,500	2
MA	1,600	2
MD	851,300	11
ME	2,700	2
MI	50,500	9
MN	12,200	7
MO	13,000	2
MS	5,000	1
MT	6,000	3
NC	37,000	7
ND	17,500	3
NH	1,500	1
NJ	96,000	8
NM	4,000	1
NV	22,000	2
NY	370,700	10
OH	93,500	7
OK	7,000	2
OR	234,500	9
PA	609,646	31
SC	7,700	2
TN	53,300	6
TX	49,000	7
UT	6,000	2
VA	253,000	4
WA	147,120	20
WI	18,000	6
WV	15,000	1
[illegible]	5,264,324	265

To: Rose Vieira
FR: Bill Gauger
Fax# 416-361-0470

A D P PROXY PLUS - GEO ANALYSIS - ONTZINC CORPORATION
CUSIP 683381

STATE	..........SHARES	....ITEMS
[illegible]	5,264,324	265

ONTZINC CORPORATION

ANNUAL INFORMATION FORM

For the year ended December 31, 2002

August 22, 2003

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will" "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN THIRD PARTIES. ALTHOUGH THE COMPANY HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, THE COMPANY ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH THIRD PARTIES TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO THE COMPANY.

ITEM 1 – NAME OF COMPANY

COMPANY: **ONTZINC CORPORATION** (the "Company")

DATE: AUGUST 22, 2003

ITEM 2 - CORPORATE STRUCTURE

The Company was formed by the amalgamation of Marvas Developments Ltd. and Pan American Resources Inc., pursuant to the *Business Corporations Act* (Ontario) effective as of January 16, 1996. By Articles of Amendment effective July 30, 2002, the name of the Company was changed to "ONTZINC Corporation".

The Company's registered office is located at 6 Adelaide Street East, Suite 300, Toronto, Ontario M5C 1H6.

Intercorporate Relationships

The following diagram sets out the inter-corporate relationships among the Company and the Company's subsidiaries, including the percentage of votes attaching to all voting securities of the subsidiary represented by voting securities owned by the Company, and the place of incorporation of each entity.



ONTZINC CORPORATION
(formerly Pan American Resources)
Ontario
100%
Pan American Resources Inc.
Ontario
100%
REGAL MINES LIMITED
Nova Scotia
100%
BALMAT HOLDING CORPORATION
Delaware, USA
100%
Mississippi Basin Project
Ontario
100%
SCOZINC LIMITED
Nova Scotia
49%*
ST. LAWRENCE ZINC COMPANY LLC
Delaware, USA
100%
Gays River Property
Nova Scotia
100%
Balmat Mine Project
New York, USA

Notes:

* *The Company has an option to purchase a further 26% of St. Lawrence Zinc Company LLC for US$800,000. See "General Development of the Company – Subsequent Events".*

ITEM 3 - GENERAL DEVELOPMENT OF THE COMPANY

The Company is a mineral exploration and development company with its primary focus on the exploration of Zinc. The Company has a 100% interest in the Gays River mining property and mine assets (the "Gays River Property") located 48 kilometres northwest of Halifax, and one kilometre east of the community of Gays River in the Halifax Regional Municipality in the Province of Nova Scotia. In addition, the Company has a 100% interest of certain confidential information related to a proposed exploration program for Mississippi Valley Type Lead-Zinc Mineralization in southwestern Ontario (the "Mississippi Basin Project"). In connection with the confidential information the Company has acquired an interest in 88 properties comprising 5,445 hectares of land located in southern Ontario. In addition, on November 19, 2002, the Company signed a letter of intent to purchase the Balmat Mine from Zinc Corporation of America ("ZCA").

Three Year History

Year Ended December 31, 2000

During the year ended December 31, 2000 the Company attempted to restructure its operations by refocusing its activities from South America to North America. As a part of the restructuring, the Company entered into an option agreement with Champlain Financial Group to explore for precious metals and polymetallic targets in the Province of New Brunswick and the Company entered into an agreement dated August 28, 2000, to acquire 100% ownership of certain confidential information related to a proposed exploration program for the Company's Mississippi Basin Project in southwestern Ontario. The Company attempted to finance exploration on these new prospects by way of a special warrant financing, which was unsuccessful.

Year Ended December 31, 2001

The Company entered into an agreement to sell its interest in the Primavera property in Chile for US$775,000. In addition, the Company entered into a letter of intent (the "Letter of Intent") dated November 16, 2001, with OntZinc Corporation ("OntZinc"), pursuant to which the Company agreed to merge with OntZinc. See "General Development of the Business – Significant Acquisitions and Disposition".

Year Ended December 31, 2002

The Letter of Intent was subsequently replaced by a securities exchange offer dated January 22, 2002, between the Company and the securityholders of OntZinc, pursuant to the which shareholders of OntZinc received one common share of the Company for each share of OntZinc held and optionholders of OntZinc received one option of the Company for each option currently (1:1). Upon completion of the share exchange OntZinc became a wholly-owned subsidiary of the Company and the Company acquired a 100% interest in all of OntZinc's assets. In connection

with the share exchange the Company changed its name to its current name, and OntZinc changed its name to "Pan American Resources Inc.".

At the time of the share exchange, OntZinc was a party to an option and joint venture agreement with the Company, pursuant to which OntZinc acquired a 50% interest in the Mississippi Basin Project in the Michigan Basin of southwestern Ontario. As a result of the transaction, the Company acquired a 100% interest in the Mississippi Basin Project. In addition, OntZinc was party to an option and joint venture agreement (the "Joint Venture Agreement") dated November 12, 2001 with Regal Consolidated Ventures Limited ("Regal"), pursuant to which OntZinc was granted the right to acquire a 50% joint venture interest in the Gays River Property. In consideration of receiving its 50% joint venture interest, OntZinc agreed to make funding available to the joint venture in the amount of $500,000. Pursuant to the Joint Venture Agreement, the establishment of the joint venture took effect contemporaneously with the purchase by Regal of 100% interest of the Gays River Property pursuant to a sale purchase and royalty agreement (the "Gays River Purchase Agreement") between Regal and Pasminco Resources Canada Company ("Pasminco") dated September 20, 2001, which purchase was completed on March 1, 2002.

Subsequently, pursuant to an agreement dated November 21, 2002 between the Company and Regal, the Company acquired the remaining 50% interest in the Gays River Property. Pursuant to the agreement the Company issued Regal 12,000,000 common shares of the Company. An additional 6 million common shares of the Company may be issued to Regal as follows: 2 million when the business plan for re-opening the mine has been completed and 4 million when a production decision is made. Pursuant to the underlying Gays River Purchase Agreement, Pasminco retains a 2% net smelter return royalty on the Gays River Property and OntZinc must pay Pasminco the purchase price of $2,000,000, to be paid upon the earlier of: (a) commercial production commencing on the Gays River Property; (b) February 11, 2004 (provided that the 30-day average price of zinc has been $0.50 per pound or greater; or (c) once the 30-day average price of zinc has equalled or exceeded $0.50 per pound, provided this has not happened prior to February 11, 2004. See "Narrative Description of the Business – Gays River Property – Halifax, Nova Scotia" for a summary of the Gays River Property.

OntZinc has signed a letter of intent effective November 19, 2002 to purchase the all of the real property assets (including real property leases), equipment and suppliers of ZCA Mines, Inc. ("ZCA") located in St. Lawrence and Franklin Counties, New York (collectively, the "Balmat Mine") for US$20,000,000. The purchase price is payable out of 30% of net cash flow from operations after allowing for return of start-up capital and allowing for reasonable annual capital and exploration expenditures. During the repayment period, if the price of zinc averages US$0.70 per pound or higher over 2 consecutive years, the amount of the purchase price shall increase by US$5,000,000. See "Narrative Description of the Business - Properties" for a summary of the Balmat Mine".

Subsequent Events

The letter dated November 19, 2002 of intent was replaced by an amended and restated asset purchase agreement dated as of June 10, 2003 (the "Acquisition Agreement") by and between St. Lawrence Zinc Company ("St. Lawrence"), a corporation related to the Company, and

ZCA. The Acquisition Agreement was approved by the United States Bankruptcy Court for the Southern District of New York on June 10, 2003.

Pursuant to the Acquisition Agreement at the closing the Company shall assume certain liabilities, including, all debts, obligations, commitments and liabilities arising out of or directly relating to the ownership and operation of the Balmat Mine and any liabilities relating to the reclamation of the Hyatt and Edwards Mines and the No. 2 Mine and Mill and the completion and acceptance by the New York Department of Environmental Conservation of the reclamation currently under way at the Pier Point Mine. Other than the liabilities relating to the reclamation work set out above, the Company is not responsible for any environmental liabilities with respect to the Balmat Mine.

The Company has concluded that it will require approximately US$5.1 Million to enable it to carry the costs of the mine for a two year period following the closing. In order to meet these anticipated requirements the Company entered into an agreement dated May 14, 2003 (the "Loan Agreement") with Meridian Capital Partners, Inc. ("Meridian") for a US$5.1 Million loan from Meridian to the Company. Pursuant to the Loan Agreement, Meridian is requiring a personal guarantee of Mr. Clifford Frame, President of the Company.

In consideration of providing his personal guarantee, Mr. Frame has proposed that St. Lawrence would initially be owned 51% by Frame Mining Company ("Frameco"), a corporation wholly owned by Mr. Frame, and 49% by Balmat Holding Corp. ("Balmat"), a company which would be wholly-owned by the Company. Frameco would grant an option to the Company, or a party as directed by it, to purchase 26% of St. Lawrence to bring Balmat's percentage holding up to 75% (prior to any further financings) for a purchase price of US$800,000 for a period of up to 2 years provided such option shall not be exercised until such time as the personal guarantee of Mr. Frame is released. In addition, on closing Frameco would receive a fee of 4% for the financing, equivalent to US$204,000.

Trends

There are significant uncertainties regarding the trends in mineral prices and the availability of equity financing for the purpose of mineral exploration and development. For instance, the price of zinc and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. Apart from these, management is not aware of any other trends, commitment, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

Narrative Description of the Business

Balmat-Edwards Mining District – New York

The Balmat Mine and plant is a modern operation with a capacity of 5,000 tons per day that produces high-quality zinc concentrate for shipment to smelters in North America or elsewhere in the world.

From 1928 to 2001 the Balmat Mine produced 33.8 million tons with a mill head grade of 8.5% zinc. Current proven and probable reserves are approximately 2 million tons grading 11.9% zinc

plus indicated and inferred resources of approximately 3 million tons grading 13% zinc. There is significant exploration potential in the area serviced by the Balmat No. 4 Mine workings and on the 56,000 acres of mineral rights held in the district.

The No. 4 Mine production shaft (sunk in 1970) is located approximately 1-mile north-northwest of the original (1928) Balmat production shaft. A new 5,000-ton per day surface plant was commissioned in 1972. The plant has been continually up-graded and is a highly automated, modern facility. The plant produces a high quality zinc concentrate that has historically proven to be desirable as smelter feed for zinc plants throughout the world. The plant has a rail siding adjacent to the concentrate storage building and can ship by rail anywhere in North America or to the Port of Ogdensburg for ocean shipping anywhere in the world.

Following directions from OntZinc, the key management personnel of the Balmat Mine developed for the Company a new mining plan directed at the production of high grade ore at a milling throughput rate of 2000 tons per day using mining methods that will reduce dilution and increase the average grade of ore being delivered to the mill. The full mill capacity of 5000 ton per day will be utilized at this level on a batch-process basis so that the monthly mine production is processed in approximately 15 days each month. Mine production will be conducted on a 7 day per week basis through the full month. On the basis of $0.40 to $0.45 zinc price range the Company estimates that the cash costs (constant year 2002 US$) per pound of zinc produced will be in the $0.30 to $0.35 per pound range. The Company's business plan envisages commencement of re-opening of the Balmat Mine operations when zinc prices stabilize above $0.45.

Claim Location, Access, Topography, Climate and Infrastructure

The Balmat-Edwards mining district is located in St. Lawrence County, New York approximately 20 miles south of the St. Lawrence River and the Canada-US border. Access from Canada is via the Highway 401 to Gananoque, Ontario then south across the Thousand Islands (Ivy Lea) Bridge into northern New York State. The Balmat Mine is approximately 30 miles by road south and east of the customs and immigration clearance point at the border. Travel south on Interstate 81 to Exit 49 to Highway 411and 26 east to Theresa, continuing east and southeast through Theresa on Highway 26 to its intersection with Highway 11 near Pittsburgh, NY. Turn left on Highway 11 into Governeur, then at the main downtown intersection turn right onto Highway 58 to Balmat

The ecoregion is known as the Frontenac Arch and extends between Kingston and Brockville in Ontario with the majority of the ecoregion existing within the Adirondacks area of upper New York state. The ecoregion is characterized by warm summers and cold winters with monthly precipitation being evenly distributed throughout the year. The mean annual temperature is approximately 40°F. The mean summer temperature is 61°F and the mean winter temperature is 19°F. The mean annual precipitation ranges 160–175 inches. The dominant land cover is mixed forest with species characterized by sugar maple, eastern hemlock, and red oak. Pioneer species include white pine, paper birch, and trembling aspen. Mixed farming and dairy are the dominant farming systems, and major crops include grains, corn, and hay. Other significant land uses include urban development, recreation and tourism.

The area has been a mining district for over 90 years and all the infrastructure required for ongoing operations at the Balmat Mine is available in the immediate area.

The port of Ogdensburg is approximately 25 road miles from the Balmat Mine site and provides storage and loading facilities for Balmat zinc concentrates prior to shipping by ocean freighter to Europe.

Surface Rights and Mining Rights

The Company is in the process of completing title due diligence for the surface and mining rights held by ZCA. At this point in time there is no reason to believe that there are any underlying problems with the titles.

Surface rights are acquired by purchase from landowners and surface rights held by ZCA are owned by the company.

Mineral rights in New York State were part of the surface rights title granted to the original owner. In some cases the mineral rights are still attached to the title of the surface rights owner, however, it is not uncommon for mineral rights to have been severed at some point in time and often the mining rights are held in estates.

Mineral rights are acquired by lease, option, or purchase. Leases have an initial twenty-year term and are renewable for additional terms of twenty years and are subject to a 4% Net Smelter Return.

Surface Rights

ZCA owns a total of 2,698 acres of surface rights in three towns in St. Lawrence County, New York. The majority of the property (1,753 acres) lies in the Town of Fowler where the Balmat Mine, mill complex, and tailings disposal areas are located on fifteen land parcels.

Eleven land parcels comprising 703 acres are owned in the Town of Edwards, which includes the former Edwards mine site.

The Pierrepont mine site is contained with four land parcels that cover 242 acres.

Mining Rights

ZCA owns 51,276 acres of whole or partial mineral rights in St. Lawrence (51,175 acres) and Franklin (101 acres) Counties in northern New York State.

An additional 2,274 acres of whole or partial mineral rights are leased and optioned in portions of the Balmat, Hyatt and Pierrepont mine areas as well as in two highly prospective exploration areas.

In addition, approximately 2,500 acres of mineral rights are controlled through a reciprocal lease agreement with Governeur Talc Company.

The mineral rights ownership in the immediate area of the Balmat Mine is summarized in the Table below:

Minerals Rights Ownership in the Balmat Mine

Location	Orebody/Resource	ZCA Ownership %	Other Ownership 5
BALMAT MINE	Mud Pond	62	38
	Mahler	85	15
	New Fold	67	33
	Fowler	100	0
	Upper Fowler	100	0
	Sylvia Lake	100	0
	NE Fowler	60	40

ZCA owns outright or holds under lease all mineral rights in strategic locations in and around the inactive Edwards, Hyatt and Pierrepont mine areas.

Project History

In 1987, ZCA acquired all of the assets held by St. Joe Minerals Corporation (a successor company of St. Joseph Lead Company of Missouri). St. Joe was the primary mine operator in the Balmat-Edwards district since 1926.

Between 1915 and 2001, over 43 million tons of ore grading 9.4% zinc were mined from the four mines that comprise the Balmat-Edwards zinc district, located in St. Lawrence County, New York.

The **Edwards mine**, located in the Town of Edwards, was the first zinc mine to be put into production (1915). Zinc ore was unexpectedly discovered during the process of excavating road material in 1903. Northern Ore Company and New York Zinc Company later defined minable reserves through surface diamond drilling. After delays due to legal and metallurgical issues, start-up of regular production began in 1915. The mine was then successfully operated by Northern Ore Company until 1926, during which time over 500,000 tons of ore at a grade of 17% zinc and nearly 140,000 tons of zinc concentrate were produced. In 1926, St. Joseph Lead Company, based in Missouri, purchased the mine and continuously mined zinc until 1980 when the mine was closed. During this period, over 6 million tons of ore were mined at an average grade of 10.2% zinc, which yielded over 1 million tons of zinc concentrate. In total, over the 55-year life span of the mine, over 6.5 million tons of ore grading 10.8% zinc were mined down to the 3500-foot level.

In 1917, zinc mineralization was discovered four miles southwest of the Edwards mine. Soon after, Grasselli Chemical Company began blocking out ore reserves by diamond drilling at, what was referred to as, the Hyatt prospect. Grasselli along with J. H. McLear operated the **Hyatt mine** between 1918 and 1922. Universal Exploration took over the property in 1930 and carried out additional development drilling. Between 1940 and 1949, Universal produced over 200,000 tons of ore grading 7% zinc. In 1974 St. Joe Minerals Corporation used surface diamond drilling to outline additional reserves and, in the process, discovered the "New" orebody. St. Joe

operated the mine continuously from 1974 to 1983. During this time, nearly 185,000 tons of ore were mined at an average grade of 6.1% zinc. The mine was reopened for a fourth time in 1990 by ZCA. The high-grade West Branch and Taylor orebodies were discovered in 1993 and 1994, respectively, which significantly increased the mine head-grade. The mine was operated between 1990 and 1998 and produced over 760,000 tons at a grade of 9.2% zinc. St. Joe Minerals and Zinc Corporation of America produced a total of 945,525 tons of 8.6% zinc ore during the last two periods of operation. In total, the Hyatt mine produced nearly 1.2 million tons of zinc ore.

The original zinc showing in the district was recorded by Ebenezer Emmons in a New York State geological publication in 1838. This occurrence, in a lead prospect pit was located on the Balmat farm, located in the Town of Fowler, nine miles southwest of the Edwards mine. St. Joseph Lead Company acquired an option on the mineral rights to the Balmat showing when it purchased the Edwards mine in 1926. Trenching revealed what proved to be a minor concentration of zinc and the No.1 exploration shaft was sunk in 1927 down to the 300-foot level and abandoned. Later in the year, just as St. Joe was considering dropping their option on the Balmat property, additional zinc showings and hematitic gossan were discovered southwest of the shaft. The discovery hole for the **Balmat No.2 mine** was collared several hundred feet in the hanging wall of the gossan and intersected over sixty-feet of ore grading 18-20% zinc and 1.5% lead. In early 1929, St. Joe exercised the option and decided to sink an inclined shaft to a depth of 2500 feet and erect a 500-ton per day mill. Production began in January 1930. The Main, Hangingwall and Streeter orebodies of No.2 mine produced a total of over 17.8 million tons of ore grading 8.7% zinc.

Between 1946 and 1948, exploration drilling was undertaken to test surface showings located north of the No.2 mine area. Surface diamond drilling intersected the Loomis and Lower Gleason orebodies. The **Balmat No.3 mine** vertical shaft was sunk in 1950-51 and full production was reached in 1955. The suboutcrop of the Upper Gleason orebody was later discovered, which was later mined from both underground and surface. The total production from the No.3 mine, Loomis and Upper and Lower Gleason orebodies was over 5.7 million tons with a grade of 9.4% zinc. In addition, in 1948, the Sylvia Lake orebody (located midway between No.2 and No.3 shafts) was discovered when drilling was carried out down-plunge from sulphide showings exposed along the shore of Sylvia Lake. The Sylvia Lake orebody was eventually mined from both the No.3 and No.4 shafts.

In 1951 the Davis and Mud Pond orebodies were discovered northwest of Sylvia Lake. However, it was not until 1965, when a fence of surface diamond drill holes were drilled across the Sylvia Lake fold structure north of the lake, that the Fowler and Upper Fowler orebodies of the **Balmat No.4 mine** were discovered at depths ranging from 1300 to 3100 feet. The 3,200-foot No.4 vertical shaft was sunk midway between the new No.4 orebodies and the No.2 and No.3 shafts. The 5000-ton per day Balmat mill was commissioned in 1971 to process ore from all three mines. In 1996, a reinterpretation of the Mud Pond orebody geology revealed a different plunge direction. Subsequent drilling and development led to a ten-fold increase in Mud Pond ore reserves. Soon after, the New Fold orebody was discovered in 1997, when zinc mineralization in a recently discovered fold structure (outlined in previous surface diamond drilling) was traced down plunge. Most recently, the Mahler orebody was discovered during the course of a development drilling program, which was evaluating ground conditions in advance of the New Fold exploration drift. To date over 9.4 million tons of ore grading 8% zinc have been produced from the Balmat No.4 mine. Currently, nearly 2 million tons of 12% zinc remain in ore

reserves in the Balmat No.4 mine. This total does not include an inferred mineral resource of over 3 million tons grading 13% zinc, located in the immediate mine area.

Persistent exploration efforts by St. Joe Minerals resulted in the 1979 discovery of the Pierrepont mine, located 28 miles northeast of the Balmat mine. Favourable dolomitic and silicated-dolomitic marbles were mapped in the Pierrepont fold structure. Although an identified zinc showing turned out to be float, detailed soil geochemistry confirmed a zinc occurrence. The first drill hole intersected the high-grade Crary orebody (17 feet of 17% zinc). Surface drilling delineated a second shallow orebody (Grange) and production was initiated in 1982. During the next twenty years, until its closure in 2001, the 750-foot deep Pierrepont mine produced nearly 2.6 million tons with a grade of 16.4% zinc.

During the 1960's and 1970's St. Joe Minerals carried out exploration throughout the district, as well as the entire region. Extensive geological, geochemical and geophysical surveys were completed in the multiply-deformed Grenville-age marble belt. Scattered zinc showings have been periodically evaluated over the years by several companies: Illinois Zinc Company (1926-27), US Smelting, Refining & Mining Company (1937), American Metals Company (1940), Hanna Ore Company (1942-43), American Syndicate (1958), Billiton-Barymin JV (1975), and the USBM carried out surveys as early as 1937. More recently, in the mid 1980's to mid 1990's, Cyprus, Noranda and Cominco showed interest in the district. No district-wide exploration has been carried out by ZCA since is took over the mining operations in 1987. Several highly prospective target areas throughout the district remain to be tested using modern exploration techniques.

Regional Geology Balmat-Edwards District

The Balmat-Edwards district occurs in an area know as the Frontenac Arch, an area characterised by a northwesterly trending window of Precambrian rocks overlain by and exposed beneath younger Paleozoic strata and Pleistocene glacial and lacustrine deposits. Table 4-1 presents a Table of Formations for the Balmat-Edwards district.

The Balmat-Edwards zinc deposits occur in Proterozoic metasedimentary rocks of the Grenville Supergroup that were metamorphosed and poly deformed during the Grenville Orogeny about 1.1 billion years ago.

The zinc orebodies occur in siliceous dolomitic and evaporite-bearing marbles of the Upper Marble Formation, the uppermost of four metasedimentary formations mapped in the district. The Upper Marble is exposed in the core of the Sylvia Lake syncline, a major recumbent, doubly plunging, isoclinal fold lying between the towns of Balmat and Edwards.

Geology and Mineralization, Balmat Mine

Geology

The Balmat Mine is located in the southwestern hinge area of the Sylvia Lake recumbent isoclinal syncline.

The Upper Marble has been subdivided into 16 stratigraphic units comprised of interlayered dolomitic and silicated marbles with distinct marker horizons and periodic occurrences of anhydrite. Starting at the base of the marble, Units 1, 3, 5, 7, 9, and 12 are medium to coarse-grained gray to white dolomitic marbles beds with very minor quartz, diopside and serpentine. Marble units 4, 6, 8, and 11 are silicious consisting of inter-layered quartzite, gray diopside and white dolomitic marble beds with minor buff calcitic marble layers. Unit 14 consists mainly of calcitic and serpentinous dolomitic marbles interlayered with quartzites and diopside rocks. Distinct intercalated "marker horizons" that facilitate stratigraphic correlations and permit detailed structural compilations, are described as follows: Unit 2 is a graphitic garnet-sillimanite-pyritic schist; Unit 7 is a dark gray, fetid, dolomitic marble; Unit 10 is a pea-green, serpentinous calc-silicate rock with anhydrite and biotite schist; and Unit 13 is a talc-tremolite-anthophyllite schist. Lavender to pink, bedded anhydrite is found as massive beds with minor calcsilicates in Units 6 and Units 10 through 13.

The Sylvia Lake syncline is a nappe-scale fold that deforms rocks with extreme contrasts in ductility including, sulphides and anhydrite (extremely ductile), dolomitic marbles (moderately ductile), and layered quartz-diopside rich strata (brittle). As a result, macrofractures and tectonic breaks originating in more competent brittle rocks evolved into thrust faults and tectonic slides in the axial regions and limbs of parasitic folds associated with the Sylvia Lake syncline.

Massive, stratiform lenses and layers of sulphides in units 6, 11 and to a lesser extent unit 14, were locally remobilized as plastic solids into the noses of folds to create elongate stratabound zones parallel to the axes of the fold structures. During later stages of Grenville deformation, where evolving macrofractures or tectonic slides breached the pre-existing sulphide "parent" or source bed massive sulphides a second phase of remobilization was extensive enough to create discrete "daughter" orebodies hosted by other stratigraphic units on the fault surfaces with linear extents upwards of 6000 feet parallel to fold hinges. Lateral mobilization crossing units 6, 7, 8, 9, and 10 is of the order of 2000 feet, in most cases limited by the disappearance of tectonic slide surfaces in unit 10 anhydrite, where they lose their identities because of ductile flow of the anhydrite. Closure of the fault surfaces due to ductile flow precludes further lateral migration thus constraining most flow up and down plunge. The spatial relationships of high-grade parent with nearby remobilized daughter orebodies gives rise to orebody "clusters". Such clusters of orebodies have been mined historically in the Balmat 2, 3, and 4 mines.

Mineralization

The Balmat Mine encompasses three mining units: Balmat No. 2 Mine (17.8 million tons at 8.7% zinc contained in 6 orebodies), Balmat No. 3 Mine (5.7 million tons at 9.4% zinc contained in 3 orebodies), and Balmat No. 4 Mine (11.5 million tons at 8.6% zinc contained in 5 orebodies).

The majority of the fourteen orebodies in the Balmat Mine are arranged in three "clusters", containing three to five orebodies each, which were originally mined from three separate shafts, referred to as the Balmat No. 2, 3, and 4 mines.

The mineralization is dominantly massive sphalerite (zinc sulphide) with minor galena (lead sulphide) and minor pyrite (iron sulphide). The zinc to lead ratio is approximately 35 to 1.

Stratiform "parent" and stratabound but generally crosscutting "daughter" massive sulphide orebodies plunge gently (15 to 25 degrees) to the north-northwest to northeast and generally range in size from 500,000 to 10,000,000 tons. Ore occurs as both tabular and podiform bodies with complex cross-sectional configurations.

Ore Deposit Model

The Balmat-Edwards district zinc mineralization occurs within Proterozoic (late Precambrian) metamorphosed limestones of the Grenville Supergroup. The deposits are considered to be Mississippi Valley-type zinc deposits that were deposited in flat lying Proterozoic limestones and subsequently metamorphosed and folded during the Grenville Orogeny.

Mississippi Valley type deposits commonly occur in district-sized clusters of orebodies. The orebodies are commonly elongate parallel to ancient shorelines and were deposited in porous host rocks such as fore reef breccias. Such deposits in their original attitude are up to 150 feet thick, 500 to 2,000 feet wide, and 2,500 to in excess of 10,000 feet long.

In the case of the Balmat-Edwards mineralization, during the Grenville orogeny, the "Upper Marble" limestones of the district were subjected to high grade metamorphism and deformation that resulted in ductile lithologies, such that the marbles (and their contained sulphide mineralization), behave as "plastic" solids which could flow and thicken into the nose or axial area of fold structures or be remobilized and extruded into and along planar structural features such as fault planes.

Within the Balmat Mine area Geological Units 6, 11, and 14 host the stratabound zinc mineralization.

During the 1990's the Balmat Mine geologists recognized (based on similarities in trace element geochemistry between related "parent-daughter" zones and dissimilarities in trace element geochemistry among unrelated "parent-daughter" clusters of orebodies) a "parent-daughter" relationship between certain stratabound zinc orebodies and crosscutting orebodies in their vicinities, which clearly established that the crosscutting ores represented material remobilized from the stratabound zone.

The recognition of this "parent-daughter" relationship has far-reaching exploration implications with respect to diamond drilling for new orebodies in the Balmat area.

For example, known orebodies of a cross-cutting nature must have a "parent" orebody at the intersection of the cross-cutting planar feature and the "parent" orebody stratigraphic units (mine Geological Units 6, 11, and 14). In the absence of a known "parent" orebody drilling can be focussed along the plunge of the "daughter" orebody where the plunge line intersects Units 6, 11, and 14. Conversely, where stratabound mineralization is crosscut by fault structures, exploration for "daughter" type remobilized mineralization can be focussed along the planar structure up and down plunge from the parent zone.

Recent Discoveries

Since 1996, based on the new exploration model, surface and underground drilling has added an additional 11 million tons of mineral resources in Balmat No. 4 Mine in four new ore zones (Mahler, Mud Pond, New Fold and Northeast Fowler) at a cost of finding of approximately $0.17 per ton. These were the first new orebodies discovered in 32 years (1965-1996) since the Fowler and Upper Fowler orebodies were found. As mining proceeds and provides new access for underground drilling it is highly likely that additional "parent-daughter" targets will be established related to these four new ore zones.

District Exploration Potential

The success of the application of the new exploration model within the Balmat No. 4 Mine area clearly indicates the validity of the model.

Three highly prospective areas (Emeryville, Talcville and Cedar Lake) between the Balmat and Hyatt mines are relatively unexplored because of historic difficulties in determining mineral rights ownerships. The mine staff has now confirmed ownerships, which opens the door for a comprehensive exploration program in these areas. ZCA currently owns 85% of the mineral rights in the Emeryville area, 50% of the mineral rights in the Cedar Lake area, and mineral leases covering the target area in Talcville.

Resource and Reserve Estimate

The Balmat Mine has a 70-year operational history during which an in-depth understanding of the geological setting, the mineralization, and resource and reserve estimation factors has been established.

The Balmat Mine has historically used three categories of reserves; proven, probable, and inferred as an indication of the geological staffs level of confidence in their calculations. In reality this is not in conflict with NI43-101 as the combined probable and inferred reserve categories used at the Balmat Mine meet the constraints of the NI43-101 definition of probable ore.

All of the Balmat Mine resources are traditionally in the inferred category until such time as mining operations advance into the area and provide access for drilling detailed fans and drifting on mineralisation. The inferred resources transition directly to the proven and probable reserve category in the Balmat estimates based on then-current economics, which is in compliance with NI43-101.

Previous Reserve and Resource Estimates

These reserve estimates were based upon the operational methods in-place at the time that the mine was placed on care and maintenance in 2001. At that time the mine was operating a highly mechanized underground operation with mining heights of 14 to 18 feet depending upon the equipment in use and the orientation of the orebody. On a 5 day per week operational cycle the mine was moving approximately 3,000 tons of ore and 750 tons of waste per day.

Ore reserves were calculated using 12 to 13 foot minimum mining heights and a cut-off grade of 5% zinc. Mining dilution varies depending upon stoping method and attitude of the orebody in the vicinity of specific ore blocks and an 85% extraction factor is applied.

Resources are in-situ with no cut-off grades applied. Standard operating practice at Balmat Mine is to apply an experience-based dilution factor to inferred resources based on mined-out reserve blocks in the immediate vicinity of the resource.

The Balmat No. 4 Mine reserve and resource estimate as of May 2001 are summarized in the table below in a format that complies with the NI43-101 regulations.

Summary of Balmat Mine Ore Reserves and Resources
From ZCA Prospectus for sale of Balmat Zinc Mine

Category	Tons Ore	% Zinc
Reserves (by orebody)		
Mahler	647,366	9.50
Mud Pond	786,907	6.61
New Fold	500,000	9.00
Sylvia Lake	148,632	6.44
Fowler	25,478	8.37
Upper Fowler	24,973	8.22
Reserves (by category)		
Proven	491,401	6.61
Probable	1,642,362	8.28
Total Reserves (diluted)	**2,133,663**	**7.90**
Inferred Resources		
Mahler	2,500,000	9.50
New Fold	2,500,000	9.00
Northeast Fowler	4,000,000	9.00
Exploration Target	2,000,000	12.00
Total Resource	**11,000,000**	**9.70**

Balmat/OntZinc Resource Estimate

Following extensive meetings with the Balmat Mine staff, the Company concluded that major operational cost savings could be gained by revising the mining methods in order to reduce dilution and waste tonnage during development.

After further discussions with the mine staff with regard to the details of how the mining and milling operation could be adapted to a lower dilution, lower tons per day of higher grade ore operation, the Company requested that the mine geological staff totally recalculate the reserves

for the deposit using lower minimum mining heights and assuming much more rigorous day-to-day geological control on the stope miners.

Database and Methodology

There is an extensive database of surface and underground drilling and mining operations in the Balmat No. 4 Mine area. Over the 32-year life of the mine the three-dimensional understanding of the stratigraphic succession in the Upper Marble and the structural details of the Sylvia Lake syncline have become better understood.

Initial indications of a resource all relate to drill hole intersections and weighted average grades are used with no cutting of assays. As confidence in continuity of a zone increases with additional drill hole intersections the three-dimensional volume of an inferred resource is estimated in plan and/or cross section depending on the orientation and structural complexity of the zone. Based on experience with other zones in the Balmat Mine, the mine geological staff estimates appropriate dimensions in the down-plunge extension to arrive at a total volume. Based on historical experience in the mine, inferred resources have a dilution factor built-in as ongoing comparisons are made with drill holes from mined out reserve blocks in the immediate vicinity .

Once mining advances into the vicinity of an inferred resource access becomes available for detailed drilling and the inferred resource advances rapidly from a resource to a probable or proven reserve.

Analytical Database

All assays are done at the mine site using appropriate quality control-quality assurance checks.

The well-equipped assay laboratory/metallurgical testing facility has established, well documented, well supervised procedures for sample preparation, assaying, and metallurgical tests. In addition, there is a well-documented procedure for quality control-quality assurance. The laboratory is certified by the State of New York to carry out analyses for environmental purposes.

As this is an operating mine, the ultimate quality control-quality assurance check is applied to the product (zinc concentrates from the mill delivered to a smelter) when the smelter determines the amount of zinc delivered in the concentrate. Historic data indicates consistently very close correlation between estimated mill head grades versus calculated mill head grades, concentrate grades, and tailings losses.

Resource Estimate

All of the resources presented in the table below are in the inferred category as explained in the preceding sections. At the Balmat Mine the inferred resource estimates include an allowance for dilution, which is not normally included in resource estimates pursuant to the NI43-101 definitions but is a standard operating procedure at Balmat based on their knowledge of the mineralisation.

ONTZINC Resource Estimate
Prepared by the Balmat Mine Staff

Inferred Resources		
Mahler	1,467,871	12.60
New Fold	1,635,610	13.30
Total Resource	**3,103,481**	**12.90**

It should also be noted that the Balmat staff have at this time demoted the Northeast Fowler and Exploration Target zones out of the inferred resource category pursuant to the wording of the NI43-101 definitions as at the operating mine level of detail they consider these two zones to be geologically inferred.

Balmat/OntZinc Reserve Estimate

At the request of the Company, the Balmat Mine geological staff recalculated the mine reserves based on revised reserve criteria that would reduce dilution, and provide higher-grade mill feed at a lower daily production rate.

Reserve Criteria

The following minimum mining widths were used depending upon the mining method to be employed:

Room and Pillar mining areas	6.5 feet
Up-hill Slab mining areas	5.5 feet
Longhole mining areas	8.0 feet
Lifter mining areas	7.5 feet

A cut-off grade of 6 % zinc was used in all calculations. Tonnage calculations are based on 10 cubic feet per ton of ore.

The ore reserves for the various orebodies in the Balmat Mine have been calculated using several different methods over the years. The methodologies used for each of the orebodies included in the ore reserve calculations are summarized below. The reserve calculations for each orebody include specific allowances for dilution and recovery depending on the mining method designated for the extraction.

Mahler Orebody: Mining began in the recently discovered Mahler orebody in early 2001. The ore reserves were entirely revised using Gemcom mining software in 2002. Two vertical drill fans and development work on one level have been completed. Modeled ore solids were constructed using drill data from the two sections and weighted average grades were calculated from assay data. The appropriate minimum mining widths described above were applied to the solids and the resultant diluted reserve solids were projected up- and down-dip from the drill sections.

New Fold Orebody: Ore reserves were completely revised in 2002 based on a composite orebody cross-section constructed from surface drill hole intercepts. The interpreted section was

centred on discovery drill hole #2364. Weighted average grades from various portions of the orebody were calculated based largely on the assay data from hole #2364. Modeled ore solids were diluted to minimum mining widths in the same manner described above and the resultant diluted reserve solids were projected up- and down-plunge from drill hole #2364.

Mud Pond Orebody: Ore reserves for the upper portion of the Mud Pond orebody (1700 to 2900 levels) were originally calculated on plan and section using planimeter and manual area calculations. Ore grades were originally calculated using drill assay, mine mapping, and stope production data. These reserves were revised manually on a block-by-block basis to reflect the minimum mining widths described above. Ore reserves for the lower levels (3100 to 3900 levels) were completely revised in 2002. Ore solids were first modeled in Gemcom with attributed grades (calculated as in the upper levels), then areas of existing excavations were cut out. The reserve solids were created by diluting the remaining individual ore solids to appropriate mining widths.

Calcitic Marble Horizon: This undeveloped orebody has been defined by underground drilling. Original reserve estimates were calculated by planimeter in plan. Ore reserve grades were based on drill intercepts. These reserves were revised by applying the appropriate minimum mining widths described above.

Sylvia Lake Orebody: Remaining ore reserve blocks on the 1700 level as well as undeveloped ore between 1900 and 2100 levels (which were originally calculated manually and by planimeter using drill assay, mapping and stope production grades) were revised to reflect the minimum mining widths described above.

Upper Fowler Orebody: The remaining ore reserve blocks that were originally calculated using a combination of AutoCAD, planimeter and hand calculations, were recalculated manually to reflect the minimum mining widths described above. Grades were originally based on drill hole, mapping and stope production data.

Fowler Orebody: Relict ore reserve blocks, originally calculated using Geostat's Sectcad, were reconfigured to reflect the minimum mining widths described above. Weighted average grades were originally derived from drill hole assay data.

Reserve Estimate

The new reserves estimates are summarised in the Table below.

ONTZINC Reserve Estimate Summary
Prepared by the Balmat Mine Staff

Category	Tons Ore	% Zinc
Reserves (by orebody)		
Cal Mbl Horizon	146,690	11.31
Mahler	708,580	12.77
Mud Pond	484,838	10.18
New Fold	515,962	12.55
Sylvia Lake	77,476	10.96
Fowler	11,900	17.38

Category	Tons Ore	% Zinc
Upper Fowler	30,129	14.06
Reserves (by category)		
Proven	395,047	12.87
Probable	1,508,528	11.71
Total Reserves (diluted)	**1,975,575**	**11.94**

Production Forecast

The initial phase of the production forecast utilizes 1.98 million tons of existing ore reserves grading 11.94% zinc for the first four years of production. It is anticipated that resources in the Mahler and New Fold horizons (3.1 million tons grading 12.9% zinc) will be upgraded to the reserve category and phased into the production stream as ongoing mine development allows access for drilling and drifting on the zones.

The potential to develop new resources in the Northeast Fowler and Exploration Target zones has not been reflected in the production forecast.

Recommendations

John E. Steers, P. Eng. ("Steers") has prepared a report for the Company dated January 2003, relating to the Balmat No. 4 Mine entitled "Resource and Reserve Audit, Balmat No. 4 Mine, Balmat-Edwards Mining District, Balmat, New York, USA" (the "Property Report"). Set out below is a summary of the recommendations contained in the Property Report which has been prepared under the authority, and with the consent of Steers and in some cases is an extract from the Property Report. A copy of the Property Report has previously been filed on SEDAR and is available at the SEDAR website at http://www.sedar.com.

The Property Report report strongly recommended that the Company rely upon the validity of the resource and reserve estimates in their ongoing business planning for the re-opening of the Balmat No. 4 Mine.

Further, it is recommended that the Company, subject to the results of other due diligence that is in progress, proceed with the acquisition, as there is significant up-side potential for the discovery of additional resources in the immediate Balmat No. 4 mine area and in the district.

The following general exploration program is recommended. Specifics of the program, particularly specific location and orientation of grid lines, should be left to the Balmat Mine and the Company geological staff to determine.

Phase 1 Exploration Program

It is recommended that the Phase 1 program focus on the area from the New Fold ore body through the Emeryville exploration area that is immediately to the east (See Figure 4-5). An initial GPS grid should be established with 13 lines, 1000 feet apart, 8200 feet long (2.5 km) and oriented at approximately right angles to the trend of the New Fold zone and its inferred extension to the east. This will entail approximately 20 line-miles of grid.

As the GPS grid is being established it is recommended that soil samples be taken that will be analysed and interpreted utilising the new Mobile Metal Ion technology. Note that proper instruction on sampling procedure will have to be provided to the field crew.

Concurrently it is recommended that the mine staff complete a simplified three-dimensional Gemcom model of the area from the Balmat Mine to the Hyatt mine. This geological model will provide the basis for interpretation of the proposed geophysical survey. In addition, concurrently the mine staff will provide a set of drill core samples representative of all of the major lithologies in the mine area to Quantec Geophysics. The electrical properties of the various lithologies will be determined by Quantec and integrated into the 3-D geological model.

Upon completion of the geochemical survey and preparation of the 3-D geological model, Quantec Geophysics should be contracted to run approximately 20 miles (32.5 line km) of Titan 24 surveys.

The total cost of this Phase 1 Program is as follows:

Grid and MMI Geochemistry		
Grid Preparation and Soil Sampling	$ 6,500	
MMI analyses (400 @ $25)	$ 10,000	
MMI plotting and interpretation	$ 5,000	$ 21,500
Quantec Titan 24 Geophysical Survey (20 line miles)		
Mob and demob	$ 10,000	
Data Acquisition	$ 200,000	
Data Interpretation GoCAD modelling	$ 100,000	$ 310,000
Integrated Interpretation of Geochemistry, Geophysics, and Geology		
30 man days @ 1,000		$ 30,000
Initial Drilling Budget		
20,000 feet @ $20/foot		$ 400,000
Miscellaneous Costs (10%)		$ 76,000
Total Phase 1 Estimated Cost		**$ 837,500**

Phase 2 Exploration Program

It is highly recommended that the Company carry on a similar geochemical and geophysical survey program in the Talcville and Cedar Lake areas where approximately 40 line- miles of grid will be required.

The total cost of this Phase 2 Program is as follows:

Grid and MMI Geochemistry		
Grid Preparation and Soil Sampling	$ 13,000	
MMI analyses (800 @ $25)	$ 20,000	
MMI plotting and interpretation	$ 10,000	$ 43,000
Quantec Titan 24 Geophysical Survey (20 line miles)		
Mob and demob	$ 10,000	
Data Acquisition	$ 400,000	
Data Interpretation GoCAD modelling	$ 100,000	$ 510,000
Integrated Interpretation of Geochemistry, Geophysics, and Geology		
30 man days @ 1,000		$ 30,000
Miscellaneous (10%)		$ 58,000
Total Phase 2 Estimated Cost		**$ 641,000**

The total cost of Phase 1 and Phase 2 is approximately $1.5 million dollars excluding drilling in the Phase 2 program area.

Other Properties

In addition, the Company owns an interest in the following mineral properties. The Company does not consider these mineral properties to be material.

Mississippi Valley Type Zinc-Lead Exploration – Southwestern Ontario

Pursuant to an arm's length option agreement with Moroccan Metals Inc. (''Moroccan'') dated August 28, 2000, the Issuer acquired 100% ownership of certain confidential information related to a proposed exploration program for Mississippi Valley Type Lead-Zinc Mineralization in southwestern Ontario. Pursuant to an option agreement, as consideration for the confidential information, the Company issued 100,000 Shares to Moroccan and contracted with Geoex Limited, a company controlled by a shareholder of Moroccan, to provide $50,000 of consulting services during the initial exploration phase and granted to Moroccan a 1% net smelter returns royalty on all lands acquired directly or indirectly by the Issuer in the Target Area.

Subsequently, the Company entered into a joint venture with OntZinc to explore for Mississippi Valley-type-zinc-lead ("MVT") deposits in southwestern Ontario. As a result of a $250,000 exploration program, the Issuer and OntZinc, earned the sole right to the proprietary exploration data. The Company by funding the aforementioned exploration program earned a 50% interest in the project and future expenditures are shared pro rata by the Issuer and OntZinc. Pursuant to a Share Exchange Agreement dated January 22, 2002 between the Company and the Securityholders of OntZinc, OntZinc became a wholly-owned subsidiary of the Company and the Company re-acquired a 100% interest in the Mississippi Basin Project. Mineral leases acquired in southwestern Ontario will be subject to a net smelter return royalty of 1.0% to 2.5%.

Management of the Company believes that southwestern Ontario has the potential for discovery of a new MVT district of world-class dimensions and the proprietary exploration data, coupled with the results to date of geochemical and geophysical surveys completed by the Company that a drilling program will be warranted and should be initiated in 2003. MVT deposits are large, world-class, base metal deposits that occur primarily in carbonate sedimentary rocks peripheral to intracratonic sedimentary basins. The mineralization was deposited in large porous spaces such as fore-reef and karst breccias, in a setting very similar to petroleum traps. The deposits have excellent economic potential and have formed the basis for the success of several major international mining companies.

Zinc showings on the Bruce Peninsula and elsewhere along the Niagara Escarpment area, north of the Algonquin Arch indicate that a zinc-rich Mississippi Valley type mineralization event has occurred in the Michigan Basin, however, the most likely target environment, the reefs of the middle Silurian Guelph and Lockport Formations are down dip from the face of the escarpment and are not well exposed. The reef zone and related fore reef and back reef breccias occur at depths from sub cropping (below Pleistocene glacial sediments) to 400 metres below surface under much of southwestern Ontario area. State of the art geochemical and geophysical technology is now capable of detecting such mineralization.

An evaluation of the economics of a number of known deposits that could be considered typical of the deposit type, demonstrates that a zinc-rich Mississippi Valley type deposit located in southwestern Ontario would be economic under most financial scenarios that could be considered likely for the foreseeable future.

Proprietary groundwater geochemical data has provided an initial focus for the proposed program. This reconnaissance geochemical data (approximately 800 sample sites) covers a significant portion of southwestern Ontario and outlines a regional zinc geochemical anomaly similar in size to the Viburnum district.

A series of induced polarization geophysical profiles were completed across the MMI geochemical targets during October and November 2001 using Quantec's new Titan 24 tecchnology. The Quantec equipment indicated the presence of electrical anomalies that correlate directly with the axes of the MMI geochemical targets and occur at the depth of the geological target Silurian reef.

Based on the successful evaluation of the MMI technology, in the second half of 2001, the Company successfully completed a regional MMI soil geochemical survey that has defined over 24 zinc anomalies (most with co-incident or flanking copper, lead and cadmium values) of an amplitude and area that confirms the potential for a zinc-rich mineral district. The potential district area defined by the MMI survey correlates with the regional area outlined by the groundwater geochemical data. The size and amplitude of the anomalies are as follows:

Anomaly	**Length x Width**	**Peak Zn**	**Depth**	**Comments**
H1	10,000 x 2,000m	4,420ppb	210m	Multi-element
H2	8,000 x 1,200m	3,070ppb	180m	Multi-element & Titan 24
H3	6,000 x 2,200m	7,130ppb	170m	Multi-element & Titan 24
H4	4,500 x 800m	6,860ppb	150m	Multi-element & Titan 24
H5	6,000 x 1,200m	5,040ppb	200m	Multi-element & Titan 24

H6	14,000 x 700m	4,040ppb	135m Multi-element & Titan 24
H7	4,000 x 700m	1,430ppb	210m Multi-element
M1	13,000 x 3,000m	16,780pbb	75m Multi-element
M2	5,500 x 2,500m	2,640ppb	45m Zn only
M3	5,500 x 1,000m	7,030ppb	110m Multi-element & Titan 24
M4	5,500 x 1,600m	2,640ppb	80m Multi-element
L1	13,000 x 2,000m	4,610ppb	240m Multiple multi-element & Titan24
L2	3,000 x 1,200m	1,780ppb	210m Multi-element & Titan 24
L3	5,500 x 1,000m	1,010ppb	230m Multiple targets, multi-element
L4	3,600 x 600m	1,430ppb	225m Zinc only
L5	4,000 x 600m	1,420ppb	220m Multi-element
S1	5,000 x 900m	14,130ppb	310m Multi-element
S2	2,500 x 400m	2,090ppb	290m Multi-element
S3	3,000 x 400m	12,790ppb	240m Multi-element
S4	6,000 x 700m	1,960ppb	230m Multi-element
S5	6,000 x 2,000m	2,170ppb	225m Multiple targets, multi-element
Mc1	5,000 x 1,200m	2,250ppb	340m Zn only, open to south
Mc2	7,000 x 500m	950ppb	360m Zn only
Mc3	2,000 x 500m	1,110ppb	340m Zn only

Of greater importance, the Company had the opportunity to follow-up some of the above geochemical anomalies with a field evaluation of the Quantec Titan 24 system. The geophysical survey has defined 8 geophysical targets that are coincident with the zinc soil geochemical targets and are at 200 to 300 metre depths that are coincident with the depth of the forereef environment of the Guelph Formation barrier reef. There are currently over 16 zinc targets that require initial Titan 24 evaluation. The eight targets currently outlined by Titan24 require additional geophysical lines along strike.

Land acquisition was initiated in 2001 and is currently ongoing. The Company will control the key land in the district.

An initial $3,000,000 exploration program is to be commenced in 2003 to continue the definition of a new zinc-rich Mississippi Valley-type district in Southwestern Ontario. A major drilling program will be initiated and additional land acquisition, MMI geochemical surveys and Titan 24 geophysical surveys will be completed. It is anticipated that a second phase of drilling will be required to follow-up the initial drilling budgeted at an estimated cost of $2,000,000.

The initial cost of the program is as follows:

Ongoing Land Acquisition (12,000 hectares)	$ 300,000
Geophysics (75 line km)	$ 675,000
Geochemistry (2,500 samples)	$ 150,000
Drilling (22,000 metres)	$ 1,675,000
Consulting, Supervision	$ 200,000
Total	**$ 3,000,000**

Gays River Property – Halifax, Nova Scotia

Property Location

The Gays River Property is located approximately 48 kilometres northwest of Halifax and one kilometre east of the community of Gays River in the Halifax Regional Municipality in the province of Nova Scotia and consists of 5,070 hectares of mineral rights, including land with good exploration potential for zinc/lead mineralization, and 537 hectares of land ownership. In addition, the Gays River Property includes exploration licenses in the general vicinity of the mine totalling 1,895 hectares. Application has also been made to the Nova Scotia Government to acquire the Getty Mining Lease (600 acres) which property has a resource of low grade lead and zinc with the potential to develop a higher grade reserve within the existing resource. All of these licenses are located along strike of the Gays River Mining Property deposit and have been staked to test the potential for comparable zinc-lead style of mineralization. License renewal dates vary but all licenses are in good standing at this time.

Exploration History

Lead and zinc mineralisation was discovered in the Gays River area in the early 1800's and exploration has been carried out periodically since that time. Since 1950, 17 companies have done work in or near the deposit. In 1951, Maritime Barytes, Ltd did some exploration in the area and in 1952 Gays River Lead Mines drilled 74 holes. From 1952 to 1972 several companies including Gunnex, Penarroya, and Texasgulf. The Gays River deposit was discovered in 1973 by Cuvier Mines Ltd and Imperial Oil Limited, during a drilling program after Cuvier had located some mineralised boulders near what is now the mine property. Four hundred and fifty holes were drilled d-in 1972-74 and iin 1975-76, a decline was driven to test the mineral resource and the mining conditions. In 1979 a 1500 ton per day mill was commissioned and underground development work commenced. From 1979 to 1981, 550,000 tons of ore were mined and milled. The mine was shut down in 1981 due to water and ground conditions, and metal prices.

In 1985, Seabright Resources Inc. bought the property in order to use the facilities to mill gold ore from their properties in the area. In 1988 Westminer Canada Limited ("WMC") acquired Seabright and continued to mill gold until they converted the mill back to a lead-zinc operation and started production from the Gays River deposit in March 1990. WMC carried on operations until May 1991 when adverse water conditions and the price of zinc caused operations to cease. During that time the mine produced approximately 190,000 tonnes of ore. The mine was placed on a care and maintenance program in early 1992 and was let flood in early 1992.

In November 1996, Savage Resources Canada Limited ("Savage"), a subsidiary of Savage Zinc Inc. of Tennessee, acquired the property from WMC and changed the name to the Scotia Mine. Mining approvals and permits were transferred from WMC to Savage in order to re-open the mine.

Savage dewatered the mine in the spring of 1997 to determine the condition of the underground workings. Knowing the problems encountered by previous operators and the effect the flooding of the underground workings had caused, Savage began planning for an open it design to cover the bulk of the resources. Pasminco Limited, a large Australian zinc miner took over Savage (Canada and US) in January 1999.

Since the initial exploration of the Gays River Property, and during subsequent mining activities prior to the purchase of Gays River Mining Property by Savage Zinc, Inc. ("Savage"), an estimated 800 surface holes and 500 underground holes had been drilled to outline the deposit. After acquiring the Gays River Property in 1996, Savage conducted two exploration drilling programs to fill in the gaps of prior drilling and improve the mineral resource estimate on the mine property. In December 1996, 36 diamond drill holes, totalling 1,325 metres, were drilled in the central mine area adjacent to the underground mine entrance to test the continuity of the disseminated low grade mineralization in the back reef. In April and May 1997, an additional 30 diamond drill holes totalling 2,339 metres were drilled in the Northwest ore body to test the continuity of the high grade mineralization outlined by previous drilling. Both drilling programs confirmed the presence of low grade and high grade mineralization in their respective areas, and the results were used to update the property's mineral resource and ore reserve.

There has been no exploration work on the property since 1997.

Geology and Mineralization

The Gays River deposit is contained in a thin carbonate reef bank build up at the base of the Carboniferous aged Windsor Group. The carbonate is locally up to 30 metres thick but in the vicinity of the mineralisation is generally less than 10 metres thick and can be less than 2 metres thick. The carbonate is underlain by Cambro-Ordovician greywackes and slates of the Goldenville formation. The carbonate is overlain by evaporates (gypsum,, anhydrite and salt) of the Carrols Corner Formation. During Cretaceous to recent time karsting has locally dissolved the evaporates and the openings have been in-filled with unconsolidated material (known in the mine area as "trench").

The Carrols Corner gypsum unit that forms the hanging wall of the Scotia Mine mineralization is the source of ore for the National Gypsum Mine which is located approximately 5 kilometres west of the Scotia Mine. National Gypsum rail transports an average 15,000 tonnes per day to the port of Halifax for ocean transport to its wall-board plant sites in the eastern U.S.

The Gays River deposit is a carbonate hosted irregular massive sulphide layer forming a ribbon of ore draped over a paleo coastline. In the footwall of the massive sulphide is an erratic disseminated mineralised zone that generally decreases in grade away from the massive zone.

The deposit is typical of the class of mineral deposit known as "Mississippi Valley-type Deposits.

Resource Estimates

The most recent resource estimate was by Savage Resources Canada and is contained in an internal report prepared by Mr. Claude Poulin (mine geologist), The total open pit resource in the central, western and northeast zones was estimated to be 5,132,686 tonnes grading 5.49% zinc and 2.45% lead at a cut-off grade of 2% zinc equivalent. The resource estimate was based on a Gemcom block model and Whittle pit design software.

The most representative test on the ore to be mined by open pit was carried out by Westminer between 1989 and 1991. Tonnage of ore tested was 187,010 tonnes grading 7.47% zinc and 3.50% lead.

Exploration and Development Recommendations

During 2003, the Company intends to complete a Business Plan relating to the possible reopening of the Gays River deposit. The Business Plan will include a complete audit of the mineral resources to NI 43-101 standards and a detailed open pit design including operating and capital cost estimates. Included in the preparation of the Business Plan will be a program of drilling to provide additional detailed information on the base metal mineralization in the initial open pit area and to evaluate the quality of the gypsum that overlies the base metal mineralization and will have to be removed during the open pit operation. Sale of gypsum as a by-product would have a significant positive impact on the cost of the open pit operation.

Estimated cost to complete the Business Plan is $500,000.

ITEM 4 - SELECTED FINANCIAL INFORMATION

Selected Annual Financial Information

The following table sets forth selected financial information of the Company for the years ended December 31, 2002 and 2001. This summary of selected audited financial information is derived from, and should be read in conjunction with, and is qualified in its entirety by reference to the Company's audited financial statements, including the notes thereto, for the years ended December 31, 2002 and 2001 which are hereby incorporated by reference, copies of which can be found on the SEDAR website at www.sedar.com.

	Years Ended December 31	
Income Statement Information	2002	2001
Revenue (interest income)	$2,194	$614
Operating expenses	$950,612	$2,878,914
Net loss	($948,418)	($2,878,300)
Net (loss) per share	($0.01)	($0.08)
Balance Sheet Information		
Total assets	$4,338,736	$2,046,928
Total liabilities	$987,281	$1,000,153
Shareholders' equity	$3,351,455	$1,046,775

Selected Quarterly Financial Information

The following table sets forth selected financial information of the Company for each of the eight most recently completed quarters ending December 31, 2001. This summary of selected unaudited financial information is derived from and should be read in conjunction with, and is qualified in its entirety by reference to the Company's unaudited financial statements, including the notes thereto, for each of the eight quarterly periods ended December 31, 2001:

	Three Months Ended			
	March 31 2003	Dec. 31 2002	Sept.30 2002	June 30 2002
Revenue	$59,454	$504	$1,083	$466
Operating expenses	$270,019	$551,926	$149,528	$153,370
Net loss	$210,565	$551,422	($148,445)	($152,904)
Net (loss) income per share	($0.00)	$(0.009)	($0.00)	($0.00)

	Three Months Ended			
	Mar.31 2002	Dec. 31 2001	Sept.30 2001	June. 30 2001
Revenues	$141	$119	$177	$233
Operating expenses	$95,788	$2,953,970	$28,303	$56,767
Net (loss) income	($95,647)	($2,593,856)	$28,126	($56,534)
Net (loss) income per share	($0.001)	($0.001)	($0.001)	($0.00)

Dividend Record and Policy

The Company has not paid dividends since its inception in order to retain funds for reinvestment in the Company's operations and does not intend to pay dividends on its common shares in the foreseeable future. The future payment of dividends will be dependent upon the financial requirements of the Company to fund future growth, the financial condition of the Company and other factors that the board of directors of the Company may consider appropriate in the circumstance.

ITEM 5 - MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with the financial statements of the Company for the years ended December 31, 2002 and 2001.

Year Ended December 31, 2002

The Company incurred a loss of $948,418 for the year ended December 31, 2002, compared to a loss of $2,878,300 for the previous year. The loss resulted primarily from increased professional

and consulting fees of $332,272 associated with the acquisition of ONTZINC, the balance of the Gays River Property and of the Balmat Mine. Mine care and maintenance fees increased by $147,531 (2001 – Nil) in connection with the acquisition of the Gays River Property and the Balmat Mine. The increased activity of the Company resulted in increased listing fees of $92,513 (2001 - $54,552) and increased general and administrative costs of $148,417 (2001 - $75,205). The balance of the loss represents the write-off of the balance of the Company's Chilean exploration activities (2002 - $233,351) (2001 - $2,713,672).

During 2002, the Company issued 50,334,984 common shares to acquire ONTZINC and the balance of the Gays River Property. In addition, the Company issued 500,000 common shares and 350,000 common share purchase warrants to settle debts of $50,000.

Year Ended December 31, 2001

The Company incurred a loss of $2,878,300 for the year ended December 31, 2001, compared to a loss of $3,397,267 for the year ended December 31, 2000. The loss in fiscal 2001 resulted primarily from the write-off of the costs of acquisition and deferred exploration expenditures of $2,713,672 attributable to the San Antonio project, after the Company sold it to a private Chilean mining group for US$850,000. The balance of the loss represents general and administrative expenses of $165,242 compared to $140,704 for the year ended December 31, 2000. Higher general and administrative expenses in 2001 resulted from a loss on disposal of capital assets.

During 2001 the Company issued 500,000 common shares in consideration of the forgiveness of $50,000 of debt.

Year Ended December 31, 2000

The Company incurred a loss of $3,397,267 for the year ended December 31, 2000, compared to a loss of $1,655,267 for the year ended December 31, 1999. The loss in fiscal 2000 resulted primarily from the write-off of the costs of acquisition and deferred exploration expenditures of $3,176,134 attributable to the Primavera, Chile property. The balance of the loss represents general and administrative expenses of $221,508. General and administrative expenses were $140,704 in 1999. Higher general and administrative expenses in 2000 resulted from increased listing fees, legal and audit, shareholder information and transfer agent's fees.

During 2000 the Issuer issued 520,105 Common Shares upon the exercise of warrants, for aggregate consideration of $78,016.

Capital Resources and Liquidity

At December 31, 2002, the Company had current assets consisting of cash and short term deposits of $193,181 (2001 - $18,830), accounts receivable of $474,361 (2001 – $337,480) resulting from the sale of the Primavera property. The Company's total liabilities were $987,281 (2001 - $1,000,153).

ITEM 6 - MARKET FOR SECURITIES

All of the outstanding common shares of the Company are listed and posted for trading on Tier 2 of the TSX Venture Exchange under the symbol "OTZ".

ITEM 7 - OFFICERS AND DIRECTORS

The names, office, municipality of residence and principal occupation of the current directors and officers of the Company is set out below:

Name and Municipality of Residence	Position with Company[(1)]	Principal Occupation for Past Five Years	No. of Common Shares Owned[(2)]	Period of Service with Company
Clifford H. Frame[(3)] Toronto, Ontario	Chairman and Director	Chairman and a director of the Company since February 28, 2002. Prior thereto Mr. Frame was a mining consultant and served as a director and/or officer of various mining companies, including Curragh Inc., Frame Mining Company and Westray Mining Company.	6,487,703[(4)]	February 28, 2002
Gregory J. Peebles[(3)] Toronto, Ontario	Director	Lawyer and Senior Partner at the law firm of Cassels Brock & Blackwell	1,800,000	February 28, 2002
Richard Brissenden Toronto, Ontario	Director	Mr. Brissenden has been a Chartered Accountant and Chairman of Excellon Resources Inc., a mineral exploration and development company, since September 1990. Vice-President of William G. Brissenden Inc., an investment holding company, since June 1976. President of Regal Consolidated Ventures Limited, a mineral exploration and development company, since February, 1996. From September 1994 through June 1996, Mr. Brissenden was President and Chief Financial Officer of Latin Gold Inc., (formerly MVP Capital Corp.) and Vice-President and Chief Financial Officer of that company from June 1991 through September 1994. In addition, he was President of Valdez Gold Inc. from August 1990 through September 1993, President of Dundee-Palliser Resources Inc. from August 1993 through March 1996 and President of International Northland Resources Inc. from March 1996 to October 1997. Mr. Brissenden also serves as a director of several other public companies.	Nil	June 13, 2003
Christopher Irwin[(3)] Toronto, Ontario	Director	Associate of Power Budd LLP, Barristers and Solicitors, since January, 2001. Prior thereto he was	Nil	June 13, 2003

Name and Municipality of Residence	Position with Company(1)	Principal Occupation for Past Five Years	No. of Common Shares Owned(2)	Period of Service with Company
		an associate of Boyle & Company, Barristers and Solicitors from December, 1998 to December, 2000 and an associate of Boyle, Hobart, Barristers and Solicitors, a predecessor to Boyle & Company from September, 1997 to December, 1998.		

Notes:

(1) Directors are elected annually at the Company's annual meeting.

(2) The information as to common shares of the Company beneficially owned or over which the director or officer exercise control, not being within the respective knowledge of the Company, has been furnished by the respective director or officer individually.

(3) Member of Audit Committee. The Company does not have an executive committee.

(4) Catherine Frame, the spouse of Clifford Frame, holds 17,384,985common shares of the Company.

The directors and officers of the Company in the aggregate beneficially owned, directly or indirectly, or exercised control or direction over 8,287,703 common shares or 8.36% of the common shares of the Company issued and outstanding as at the date hereof.

The term of office of each director will be from the date of the meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed.

Corporate Cease Trade Orders or Bankruptcy

During the past ten years, none of the directors, officers or promoters of the Company is, or has been, a director, officer or promoter of any other issuer that while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or (b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of the directors or officers of the Company has been the subject of any penalties or sanctions by a court or securities regulatory authority relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors, officers or control person of the Company has, during the past ten years, been declared bankrupt or made a voluntary assignment in bankruptcy or made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement

or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participating or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of project and reducing financial exposure in respect of any one project. It may also occur that a particular company will assign all or a portion of its interest in a particular project to another of these companies due to the financial position of the company making the assignment. Under the laws of Ontario, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular project and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

As at the date of this AIF, the directors and senior officers of the Company have an interest, direct or indirect, in transactions, which affect the Company as follows:

In connection with the purchase of the Balmat Mine the Company has concluded that it will require approximately US$5.1 Million to enable it to carry the costs of the mine for a two year period following the closing. In order to meet these anticipated requirements the Company entered into the Loan Agreement for a US$5.1 Million loan from Meridian to the Company. Pursuant to the Loan Agreement, Meridian is requiring a personal guarantee of Mr. Clifford Frame, President of the Company.

In consideration of providing his personal guarantee, Mr. Frame has proposed that St. Lawrence would initially be owned 51% by Frameco, a corporation wholly owned by Mr. Frame, and 49% by Balmat, a company which would be wholly-owned by the Company. Frameco would grant an option to the Company, or a party as directed by it, to purchase 26% of St. Lawrence to bring Balmat's percentage holding up to 75% (prior to any further financings) for a purchase price of US$800,000 for a period of up to 2 years provided such option shall not be exercised until such time as the personal guarantee of Mr. Frame is released. In addition, on closing Frameco would receive a fee of 4% for the financing, equivalent to US$204,000. See "General Development of the Company – Subsequent Events".

ITEM 8 - ADDITIONAL INFORMATION

The Company will provide to any person, upon written request made to the secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

(i) one copy of the Annual Information Form ("AIF") of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Issuer subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

DATED at Toronto, this 22nd day of August, 2003.

ONTZINC CORPORATION

Per: (Signed)
Clifford Frame, Chairman

Per: (Signed)
Gregory Peebles, Director


BCSC

BRITISH COLUMBIA SECURITIES COMMISSION

ONTZINC CORPORATION (FORMERLY PAN AMERICAN RESOURCES INC.)
Form 51-901F
December 31, 2002

Issuer Details

NAME OF ISSUER		FOR THE YEAR ENDED	DATE OF REPORT MM/DD/YY
ONTZINC CORPORATION		December 31, 2002	May 20, 2003
ISSUER ADDRESS			
1 RICHMOND STREET WEST SUITE 901			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO ONTARIO	M5H 3W4	(416) 867-9320	(416) 867-9087
CONTACT NAME		CONTACT POSITION	CONTACT TELEPHONE NO.
CLIFFORD	FRAME	CHAIRMAN	(416) 913-7601
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
N.A.	N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"CLIFFORD FRAME"	"CLIFFORD FRAME"	May 20, 2003
"KEITH SPURR"	"KEITH SPURR"	May 20, 2003
"GREGORY PEEBLES"	"GREGORY PEEBLES"	May 20, 2003


BCSC

For the current year-to-date period

1. Analysis of expenses and interest in mineral properties

Expenses:

Refer to the audited Consolidated Statements of Operations and Deficit for the year ended December 31, 2002

Mineral Properties and Mining Expenditures	Mississippi Beach Project	Gays River	Total
Per KPMG (Note 3) audited December 31, 2002 financial statements	$ 108,691	$ -	$ 108,691
Title work	60,200	-	60,200
Acquisition costs	43,406	2,971,235	3,014,641
Geological	33,856	-	33,856
Survey	10,475	-	10,475
Consulting	64,106	40,501	104,607
Travel	1,038	-	1,038
	$ 321,772	$ 3,011,736	$ 3,333,508

2. Analysis of related party transactions

Refer to Note 7 of the audited Consolidated Financial Statements for the year ended December 31, 2002

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number #	Price $	Total $	Proceeds $	Type of consideration
12/03/2002	Common shares	Private placement	38,334,984	0.06	2,300,099	2,300,099	Property
04/12/2002	Common shares	Private placement	12,000,000	0.07	840,000	840,000	Property


BCSC

3. Summary of securities issued and options granted during the period (Continued)

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date
03-Mar-02	1,400,000	Clifford Frame	0.15	13-Jun-06
03-Mar-02	300,000	Gregory Peebles	0.25	26-Aug-06
03-Mar-02	425,000	Keith Spurr	0.25	26-Aug-06
03-Dec-02	400,000	Doug McKenzie	0.25	26-Aug-07
03-Dec-02	750,000	Richard Brissenden	0.25	26-Aug-07

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited common shares

(b) Number and recorded value of share capital

88,669,968 common shares outstanding with a value of $16,625,595

(c) Summary of options and warrants at period end

Options

Refer to Note 6 (b) of the audited Consolidated Financial Statements for the year ended December 31, 2002

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

40,759,984 Shares


BCSC

5. List of names of the directors and officers

Gregory J. Peebles
Clifford H. Frame
Keith H. Spurr

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

DECEMBER 30, 2002

OPERATIONS

ONTZINC Corporation was formed on August 15, 2002 by the renaming of Pan American Resources Inc. Pan American Resources Inc., a development stage corporation was organized under the laws of the Province of Ontario on January 16, 1996. On March 12, 2002 Pan American acquired all of Ontzinc Corporation (a private Ontario corporation that had been formed to acquire an interest in zinc projects in Nova Scotia and Ontario). During the 1990's the company had focused on Chile and in 2002 re-focused from Chile to North America with emphasis on high quality zinc assets during this time of prolonged low zinc prices.

ONTZINC has a 100% interest in two projects in two main zinc mineral districts and in November 2002 entered into a letter of intent to purchase the Balmat Mine from ZCA Mines Inc., a wholly owned subsidiary of Horsehead Industries Inc. Early in May 2003 ONTZINC a purchase and sale agreement was signed with ZCA.

The first project is a 100% interest in a Mississippi Valley-type zinc-lead area in the Michigan Basin of Southwestern Ontario. ONTZINC completed two phases of advanced geochemical (MMI) and geophysical surveys (Quantec Titan 24) on selected target areas located in Southwestern Ontario to test for Mississippi Valley-type deposits in the region. The results have been very encouraging with over 24 co-incident geological, geochemical and geophysical targets which must now be proven through a systematic shallow diamond drill program. This state-of-the-art technology has defined potential for a major new Mississippi Valley-type zinc district in our Southwestern Ontario area. The anomalous areas have dimensions similar to the extent of major districts in the U.S.A. A discovery of this type of mineralization in the region of Southwestern Ontario would have enormous impact on shareholder value. ONTZINC holds approximately 57 sq.km. of mineral rights and is continuing to acquire strategic mineral rights in the region. The company expect to commence a major drilling program in 2003.

The second project is a 100% interest in Pasminco Resources Canada Limited, a Nova Scotia Corporation which owns the Scotia Mine, a zinc/lead mining property located 30 miles northwest of Halifax, Nova Scotia. The Scotia Mine consists of 615 hectares of mineral rights and 569 hectares of land ownership plus 4 exploration licenses in the general vicinity of the mine and includes a 1,350 ton per day concentrator, maintenance facilities, administration buildings and associated infrastructure. Replacement value of the facilities, including the mill, support facilities, tailing pond, environmental studies, approvals and other assets is estimated to be approximately $50 million. A report dated July 1998 (authored by Claude Poulin and prepared for Savage Resources Canada (1998), who completed the most recent drilling on the Scotia Mine property), reported a total resource in the central, western and northeast zones if 5,131,668 tonnes grading 5.49% zinc and 2.45% lead at a cut-off grade of 2% zinc equivalent. Test mining of 187,010 tonnes by Westminer Canada in 1989-1991 resulted in 7.47% zinc and 3.50% lead grades delivered to the mill. Previous operations by both Westminer and earlier by ESSO at the Scotia Mine consistently achieved zinc and lead recoveries of 90% from the

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

DECEMBER 30, 2002

OPERATIONS (Continued)

milling of over 800,000 tons of ore. The concentrates produced grading of 61% zinc and 75% lead, which are among the highest quality in the industry.

During 2003 the Company intends to develop an expanded business plan for the Scotia Mine and bring it into production, as zinc market conditions justify.

The third is the acquisition of the Balmat Mine from Zinc Corporation of America ("ZCA"). The Balmat Mine, located in northern New York State, was put on care-and-maintenance in August 2001 due to the depressed zinc markets. ZCA, which is the world's largest recycler of zinc, has made a decision to focus on its core business of producing high quality zinc products from recycled zinc and as a result has offered for sale the Balmat Mine. The Balmat-Edwards district was discovered in the late 1800's with the first mine in the district (Edwards Mine) put into production in 1908 by St. Joe Minerals Corporation (a predecessor company of ZCA). The Balmat Mine has been in continuous production since 1930 with total production of 33,793,000 tons with a millhead grade of 8.6 % zinc. Current proven and probable reserves are 1,975,575 tons grading 11.9 % zinc plus inferred mineral resources of 3,100,000 tons grading 12.9 % zinc. The assets of the Balmat Mine include the mine property, a 5,000 ton per day concentrator, a rail siding and related maintenance facilities, administration buildings and associated infrastructure. Loading facilities are located at the Port of Ogdensburg on the St. Lawrence River. In addition, ZCA holds mineral rights in the district totaling approximately 56,000 acres which have excellent exploration potential for the discovery of additional resources within 10 miles of the Balmat Mill. ONTZINC, in co-operation with the Balmat Mine staff, has developed an operating plan to restart the Balmat Mine at projected initial annual production rates of approximately 400,000 tons of ore per year (45,000 tons of zinc metal) and increasing to 550,000 tons of ore per year (74,000 tons of zinc metal) by the third year of production. Zinc Corporation of America is in Chapter 11 bankruptcy protection, and it is anticipated that the sale of the Balmat assets to OntZinc will close by June 30, 2003 subject to the approval of US Bankruptcy courts.

Upon closing of the acquisition, ONTZINC intends to initiate a drill program to test several surface and underground targets that have been identified by the mine staff. ONTZINC intends to resume production as soon as zinc market conditions justify it.

RELATED PARTY TRANSCTION

Refer to Note 7 in the audited consolidated financial statements for the year ended December 31, 2002 for details of related party transactions.

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

DECEMBER 30, 2002

LIQUIDITY AND SOLVENCY

The remarks should be read in conjunction with the audited December 31, 2002 audited financial statements.

The Company has not earned revenue and is considered to be in development stage. The Company's activities are funded from related parties through loans and amounts receivable from the sale of mineral properties.

A significant increase in professional and consulting fees over 2001 was due primarily to the costs related to the two major acquisitions that took place during the year, namely Pan American Resources and Regal Mines Ltd.

General and administrative and mine care and maintenance costs increased by $73,000 and $147,000 respectively - these costs are directly attributed to the two new entities acquired during the year and the costs of maintaining the assets of these companies.

During the year ended December 31, 2002, net loss amounted to $948,418 compared to a loss of $2,878,300 in 2001. The improved position of the company is due to the little activities conducted in Chile during the year. The mining assets in Chile have been sold and operations are slowly coming to an end in Chile.

The Company recognized interest income for the period of $2,194.

Basic and fully diluted loss per share was $0.01 for the year ended December 31, 2002 and $0.08 for 2001

As of December 31, 2002, the Company had cash and short-term investments of $195,181.

As of December 31, 2002 the Company had a working capital deficiency of $387,393. The Company's ability to meet its obligation relies on being able to collect its receivables from the sale of its assets.

The Company has made a proposal to settle $362,723 of its debt owed to arm's length and non-arm's length creditors by issuing 3,022,691 common shares. The proposal was accepted by the creditors during the period and the settlement was completed subsequent to the year end.

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

DECEMBER 30, 2002

MANAGEMENT SYPNOSIS

This past year has been an extremely active and productive period for our company. We were able to sell our two major properties in Chile for a total consideration of US $1.35 million thus providing the company with sufficient capital to pursue our objectives in Canada.

ONTZINC management has extensive experience in the zinc industry and are of the opinion that prolonged low zinc metal prices will rebound during the latter part of 2003 and, based on growing global demands for zinc, will continue to strengthen over the next few years.

PAN AMERICAN RESOURCES INC.
1 Richmond Street West, Suite 901
Toronto, Ontario M5H 3W4
Tel. 416-867-8829 Fax 416-867-9320

Dear Shareholder: June 15, 2001

As the company enters calendar year 2001, management is extremely encouraged about the company's future prospects. Over the past few months we have successfully reduced our short term and long term financial obligations and have enhanced our asset base. These steps were achieved first through the sale of our 75% interest in the Primavera mine and secondly, through our exploration activities in our own backyard – southern Ontario.

The sale of Primavera for $775,000 will allow the company to continue its activities on the San Antonio property in Chile and meet its corporate financial obligations over the next 12 month period. Our exploration activities in Southern Ontario commenced in May and we are very encouraged with our initial exploration program. The first phase of this program is scheduled to be completed by August after which we intend to seek industry partners to carry out the second and most expensive phase – drilling the identified targets.

Our activities in Chile are now centered on the San Antonio project. We have enhanced and completed our property evaluation and are now seeking a joint venture partner to carry out an extensive drilling program to evaluate the porphyry copper prospect centered on the "Ramon" claims block. I would direct shareholders to our website – www.panamericanresources.com to review in detail all aspects of the San Antonio project.

These are challenging times for junior resources companies and management appreciates the patience and understanding of its shareholders.

On behalf of the Board of Directors,

"A.T. Griffis"

A. Thomas D. Griffis, Chairman



BRITISH COLUMBIA SECURITIES COMMISSION

ONTZINC CORPORATION (FORMERLY PAN AMERICAN RESOURCES INC.)
Form 51-901F
March 31, 2003

Issuer Details

NAME OF ISSUER		FOR THE PERIOD ENDED	DATE OF REPORT MM/DD/YY
ONTZINC CORPORATION		March 31, 2003	May 30, 2003
ISSUER ADDRESS			
6 ADELAIDE STREET EAST SUITE 300			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO ONTARIO	M5C 1H6	(416) 867-9320	(416) 867-9087
CONTACT NAME		CONTACT POSITION	CONTACT TELEPHONE NO.
CLIFFORD	FRAME	CHAIRMAN	(416) 913-7601
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
N.A.	N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"CLIFFORD FRAME"	"CLIFFORD FRAME"	May 30, 2003
"GREGORY PEEBLES"	"GREGORY PEEBLES"	May 30, 2003

For the current year-to-date period


BCSC

1. Analysis of expenses and interest in mineral properties

Expenses:

Refer to the unaudited Consolidated Statements of Operations and Deficit for the period ended March 31, 2003

Mineral Properties and Mining Expenditures	Mississippi Beach Project	Gays River	Other	Total
Per KPMG (Note 3) audited December 31, 2002 financial statements	$ 321,772	$ 3,011,736	$ -	$ 3,333,508
Land lease	12,985	-	-	12,985
Acquisition costs	-	-	60,945	60,945
Consulting	12,000	-	-	12,000
	$ 346,757	$ 3,011,736	$ 60,945	$ 3,419,438

2. Analysis of related party transactions

Refer to Note 7 of the unaudited Consolidated Financial Statements for the period ended March 31, 2003

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number #	Price $	Total $	Proceeds $	Type of consideration
28/02/2003	Common shares	Private placement	3,022,691	0.12	362,723	362,723	Debt
28/02/2003	Common shares	Private placement	350,000	0.10	35,000	24,500	Debt
03/03/2003	Common shares	Private placement	1,550,000	0.10	155,000	147,013	Cash


BCSC

3. Summary of securities issued and options granted during the period (*Continued*)

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date

None

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited common shares

(b) Number and recorded value of share capital

93,592,659 common shares outstanding with a value of $17,159,831

(c) Summary of options and warrants at period end

Options

Refer to Note 3 of the unaudited Consolidated Financial Statements for the period ended March 31, 2003

Warrants

Refer to Note 4 of the unaudited Consolidated Financial Statements for the period ended March 31, 2003

(d) Number of shares in each class of shares subject to escrow or pooling agreements

40,759,984 Shares

5. List of names of the directors and officers

Gregory J. Peebles
Clifford H. Frame

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

March 31, 2003

OPERATIONS

During the first quarter of 2003 ONTZINC continued its efforts to take advantage of opportunities that have arisen as a result of the current depressed zinc markets. ONTZINC management has extensive experience in the zinc industry and are of the opinion that prolonged low zinc metal prices will rebound during the latter part of 2003, based on growing global demands for zinc.

ONTZINC has a 100% interest in two projects in two zinc mineral districts (the Scotia Mine near Halifax, Nova Scotia and the Southwestern Ontario Project) and on May 2, 2003 a purchase and sale agreement was signed with Zinc Corporation of America to acquire the Balmat Mine and related infrastructure, including, 56,000 acres of mineral leases.

During the first quarter ONTZINC initiated private placement and debt settlement arrangements. By May 2003 7,000,000 units had been placed for gross proceeds of $700,000. Each unit is comprised of one common share and one common share purchase warrant, each warrant entitles the holder thereof to acquire a common share for a period of two years from the date of issuance, exercisable at a price of $0.13. Indebtedness in the amount of $362,723 was settled through the issuance of 3,022,691 shares.

ONTZINC has arranged for $5 million (US) in bridge financing to be available on closing of the Balmat Mine acquisition, scheduled for June 30, 2003 and subject to the approval of US Bankruptcy courts by June 10, 2003. The Balmat Mine has been in continuous production since 1930 with total production of 33,793,000 tons with a millhead grade of 8.6 % zinc. ONTZINC, in co-operation with the Balmat Mine staff, has developed an operating plan to restart the Balmat Mine at 550,000 tons of ore per year (74,000 tons of zinc metal) by the third year of production. Upon closing of the acquisition, ONTZINC intends to initiate a drill program to test several surface and underground targets that have been identified by the mine staff.

ONTZINC is currently seeking flow through financing in order to continue its exploration program in Southwestern Ontario and to complete an expanded business plan for the reopening of the Scotia Mine, as zinc market conditions justify. The envisioned drill program in Southwestern Ontario will test co-incident geochemical and geophysical targets for Mississippi Valley-type zinc deposits.

RELATED PARTY TRANSCTION

Refer to Note 7 in the unaudited consolidated financial statements for the period ended March 31, 2003 for details of related party transactions.

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

MARCH 31, 2003

LIQUIDITY AND SOLVENCY

The remarks should be read in conjunction with the March 31, 2003 unaudited financial statements.

The Company has earned revenue of $59,432 from the sale of timber in one of its subsidiaries, the Company is, however, still considered to be a development stage Company. The Company's activities are funded chiefly through related party loans, amounts receivable from the sale of mineral properties and the issuance of common shares for cash.

Professional and consulting fees have increased over 2002 due primarily to the costs related to the two major acquisitions that took place in 2002 along with costs relating the acquisition of new mineral properties.

Mine care and maintenance costs increased by $46,000 over 2002 - these costs are directly attributed to the acquisition of Regal Mines and the costs of maintaining its assets.

During the period ended March 31, 2003, net loss amounted to $210,565 compared to a loss of $95,647 in 2002.

As of March 31, 2003, the Company had cash and short-term investments of $336,273.

As of March 31, 2003 the Company had a working capital of $104,697 as compared to a working capital deficiency of $237,164 at December 31, 2002.

The Company settled $362,723 of its debt owed to arm's length and non-arm's length creditors by issuing 3,022,691 common shares.

MANAGEMENT SYPNOSIS

ONTZINC management has extensive experience in the zinc industry and are of the opinion that prolonged low zinc metal prices will rebound during the latter part of 2003 and, based on growing global demands for zinc, will continue to strengthen over the next few years.



BRITISH COLUMBIA SECURITIES COMMISSION

ONTZINC CORPORATION (FORMERLY PAN AMERICAN RESOURCES INC.)
Form 51-901F
June 30, 2003

Issuer Details

NAME OF ISSUER		FOR THE PERIOD ENDED	DATE OF REPORT MM/DD/YY
ONTZINC CORPORATION		June 30, 2003	August 27, 2003
ISSUER ADDRESS			
6 ADELAIDE STREET EAST	SUITE 300		
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO ONTARIO	M5C 1H6	(416) 360-5882	(416) 913-7601
CONTACT NAME		CONTACT POSITION	CONTACT TELEPHONE NO.
CLIFFORD	FRAME	CHAIRMAN	(416) 913-7601
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
N.A.	N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"CLIFFORD FRAME"	"CLIFFORD FRAME"	August 27, 2003
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"GREGORY PEEBLES"	"GREGORY PEEBLES"	August 27, 2003


BCSC

For the current year-to-date period

1. Analysis of expenses and interest in mineral properties

Expenses:

Refer to the unaudited Consolidated Statements of Operations and Deficit for the period ended June 30, 2003

Mineral Properties and Mining Expenditures	Mississippi Beach Project	Gays River	Other	Total
Per KPMG (Note 3) audited December 31, 2002 financial statements	$ 321,772	$ 3,011,736	$ -	$ 3,333,508
Land lease	52,430	-	-	52,430
Acquisition costs	-	-	132,245	132,245
Travel	3,501	-	-	3,501
Geological	78,000	-	-	78,000
	$ 455,703	$ 3,011,736	$ 132,245	$ 3,599,684

2. Analysis of related party transactions

Refer to Note 7 of the unaudited Consolidated Financial Statements for the period ended June 30, 2003

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number #	Price $	Total $	Proceeds $	Type of consideration
28/02/2003	Common shares	Private placement	3,022,691	0.12	362,723	362,723	Debt
28/02/2003	Common shares	Private placement	350,000	0.10	35,000	35,000	Debt
03/03/2003	Common shares	Private placement	1,550,000	0.10	155,000	155,000	Cash
05/05/2003	Common shares	Private placement	4,650,000	0.10	465,000	465,000	Cash
30/05/2003	Common shares	Private placement	800,000	0.10	80,000	80,000	Cash


BCSC

3. Summary of securities issued and options granted during the period (Continued)

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date

None

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited common shares

(b) Number and recorded value of share capital

99,042,659 common shares outstanding with a value of $17,598,362

(c) Summary of options and warrants at period end

Options

Refer to Note 3 of the unaudited Consolidated Financial Statements for the period ended June 30, 2003

Warrants

Refer to Note 4 of the unaudited Consolidated Financial Statements for the period ended June 30, 2003

(d) Number of shares in each class of shares subject to escrow or pooling agreements

40,759,984 Shares

5. List of names of the directors and officers

Gregory J. Peebles	Richard Brissenden
Clifford H. Frame	Chris Irwin

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

JUNE 30, 2003

OPERATIONS

During the second quarter of 2003 ONTZINC continued its efforts to identify opportunities that have arisen as a result of the current depressed zinc markets. ONTZINC management has extensive experience in the zinc industry and are of the opinion that prolonged low zinc metal prices will rebound during the latter part of 2003, based on growing global demands for zinc.

ONTZINC has a 100% interest in two projects in two zinc mineral districts (the Scotia Mine near Halifax, Nova Scotia and the Southwestern Ontario Project) and on May 2, 2003 a purchase and sale agreement was signed with Zinc Corporation of America to acquire the Balmat Mine and related infrastructure, including, 56,000 acres of mineral leases. It is anticipated that the sale will close during the first half of September.

Purchase price for the Balmat Mine is US$20,000,000 payable out of 30% of net cash flow from operations after allowing for return of start-up capital and allowing for reasonable annual capital and operating expenditures. During the repayment period, if the price of zinc averages US$0.70 per pound or higher over a 2 year period, the amount of the purchase price increases by US$5,000,000. The assets include the 5,000 ton per day Balmat No. 4 mine and mill, 1,341 acres of surface rights at the Balmat No. 4 mine, 1,357 acres of surface rights at in the Balmat-Edwards district and 51,276 acres of mineral rights. Pursuant to the acquisition agreement at the closing of the sale ONTZINC will assume certain liabilities including all debts, obligations commitments and liabilities arising out of the ownership and operation of the Balmat No.4 mine and mill and the reclamation of the Balmat site. ONTZINC has no environmental liability for prior mining sites at Edwards, Pierrepont and No.2 Mine where reclamation has been or will be completed by Zinc Corporation of America.

ONTZINC has arranged for US$5,000,000 in bridge financing to be available on closing of the Balmat Mine acquisition. The Balmat Mine has been in continuous production since 1930 with total production of 33,793,000 tons with a millhead grade of 8.6 % zinc. ONTZINC, in co-operation with the Balmat Mine staff, has developed an operating plan to restart the Balmat Mine at 550,000 tons of ore per year (74,000 tons of zinc metal) by the third year of production. Upon closing of the acquisition, ONTZINC intends to initiate a drill program to test several surface and underground targets that have been identified by the mine staff.

During the first half of 2003 ONTZINC initiated private placement and debt settlement arrangements. Subsequent to June 30, 2003 the ONTZINC initiated a non-brokered private placement of 4,500,000 units for gross proceeds of $450,000. Each unit is comprised of one common share and one common share purchase warrant, each warrant entitles the holder thereof to acquire a common share for a period of two years from the date of issuance, exercisable at a price of $0.13. In a press release dated August 12, 2003 ONTZINC announced a private placement of 26,666,666 shares at a price of US$0.15 for gross proceeds of US$4,000,000. Completion of the private placement is subject to regulatory approval, including satisfaction of the requirements of the TSX Venture Exchange.

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

JUNE 30, 2003

OPERATIONS (Continued)

ONTZINC is currently seeking flow through financing in order to continue its exploration program in Southwestern Ontario and to complete an expanded business plan for the reopening of the Scotia Mine, as zinc market conditions justify. The envisioned drill program in Southwestern Ontario will test co-incident geochemical and geophysical targets for Mississippi Valley-type zinc deposits.

ONTZINC has a new corporate website at www.ontzinc.ca.

RELATED PARTY TRANSCTION

Refer to Note 7 in the unaudited consolidated financial statements for the period ended June 30, 2003 for details of related party transactions.

LIQUIDITY AND SOLVENCY

The remarks should be read in conjunction with the June 30, 2003 unaudited financial statements.

The Company has earned revenue of $105,384 from the sale of timber in one of its subsidiaries. The Company is, however, still considered to be a development stage Company. The Company's activities are funded chiefly through related party loans, amounts receivable from the sale of mineral properties and the issuance of common shares for cash.

Mine care and maintenance costs increased by approximately $100,000 over 2002 - these costs are directly attributed to the acquisition of Regal Mines and the costs of maintaining its assets.

During the period ended June 30, 2003, net loss amounted to $437,316 compared to a loss of $248,551 in 2002.

As of June 30, 2003, the Company had cash and short-term investments of $278,462.

As of June 30, 2003 the Company had a working capital of $282,097 as compared to a working capital deficiency of $237,164 at December 31, 2002.

The Company settled $362,723 of its debt owed to arm's length and non-arm's length creditors by issuing 3,022,691 common shares.

During the period, the Company completed a previously announced private placement financing of 7,000,000 units at a price of $0.10 per share for gross proceeds of $700,000. The funds raised have been used for working capital purposes along with covering expenses incurred in completing the Balmat acquisition.

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

JUNE 30, 2003

MANAGEMENT SYPNOSIS

ONTZINC management has extensive experience in the zinc industry and are of the opinion that prolonged low zinc metal prices will rebound during the latter part of 2003 and, based on growing global demands for zinc, will continue to strengthen over the next few years.



BRITISH COLUMBIA SECURITIES COMMISSION

ONTZINC CORPORATION (FORMERLY PAN AMERICAN RESOURCES INC.)
Form 51-901F
December 31, 2002

Issuer Details

NAME OF ISSUER		FOR THE YEAR ENDED	DATE OF REPORT MM/DD/YY
ONTZINC CORPORATION		December 31, 2002	May 20, 2003
ISSUER ADDRESS			
1 RICHMOND STREET WEST SUITE 901			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO ONTARIO	M5H 3W4	(416) 867-9320	(416) 867-9087
CONTACT NAME		CONTACT POSITION	CONTACT TELEPHONE NO.
CLIFFORD	FRAME	CHAIRMAN	(416) 913-7601
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
N.A.	N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"CLIFFORD FRAME"	"CLIFFORD FRAME"	May 20, 2003
"KEITH SPURR"	"KEITH SPURR"	May 20, 2003
"GREGORY PEEBLES"	"GREGORY PEEBLES"	May 20, 2003

Ontzinc Corporation (Formerly Pan American Resources Inc.)
Form 51-901F, Schedule B: Supplementary Information
December 31, 2002

For the current year-to-date period


BCSC

1. Analysis of expenses and interest in mineral properties

Expenses:

Refer to the audited Consolidated Statements of Operations and Deficit for the year ended December 31, 2002

Mineral Properties and Mining Expenditures	Mississippi Beach Project	Gays River	Total
Per KPMG (Note 3) audited December 31, 2002 financial statements	$ 108,691	$ -	$ 108,691
Title work	60,200	-	60,200
Acquisition costs	43,406	2,971,235	3,014,641
Geological	33,856	-	33,856
Survey	10,475	-	10,475
Consulting	64,106	40,501	104,607
Travel	1,038	-	1,038
	$ 321,772	$ 3,011,736	$ 3,333,508

2. Analysis of related party transactions

Refer to Note 7 of the audited Consolidated Financial Statements for the year ended December 31, 2002

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number #	Price $	Total $	Proceeds $	Type of consideration
12/03/2002	Common shares	Private placement	38,334,984	0.06	2,300,099	2,300,099	Property
04/12/2002	Common shares	Private placement	12,000,000	0.07	840,000	840,000	Property


BCSC

3. Summary of securities issued and options granted during the period (Continued)

(b) Summary of *options granted during the period*

Date	Number	Name of Option	Exercise Price $	Expiry Date
03-Mar-02	1,400,000	Clifford Frame	0.15	13-Jun-06
03-Mar-02	300,000	Gregory Peebles	0.25	26-Aug-06
03-Mar-02	425,000	Keith Spurr	0.25	26-Aug-06
03-Dec-02	400,000	Doug McKenzie	0.25	26-Aug-07
03-Dec-02	750,000	Richard Brissenden	0.25	26-Aug-07

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited common shares

(b) Number and recorded value of share capital

88,669,968 common shares outstanding with a value of $16,625,595

(c) Summary of options and warrants at period end

Options

Refer to Note 6 (b) of the audited Consolidated Financial Statements for the year ended December 31, 2002

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

40,759,984 Shares

5. List of names of the directors and officers


BCSC

Gregory J. Peebles
Clifford H. Frame
Keith H. Spurr

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

DECEMBER 30, 2002

OPERATIONS

ONTZINC Corporation was formed on August 15, 2002 by the renaming of Pan American Resources Inc. Pan American Resources Inc., a development stage corporation was organized under the laws of the Province of Ontario on January 16, 1996. On March 12, 2002 Pan American acquired all of Ontzinc Corporation (a private Ontario corporation that had been formed to acquire an interest in zinc projects in Nova Scotia and Ontario). During the 1990's the company had focused on Chile and in 2002 re-focused from Chile to North America with emphasis on high quality zinc assets during this time of prolonged low zinc prices.

ONTZINC has a 100% interest in two projects in two main zinc mineral districts and in November 2002 entered into a letter of intent to purchase the Balmat Mine from ZCA Mines Inc., a wholly owned subsidiary of Horsehead Industries Inc. Early in May 2003 ONTZINC a purchase and sale agreement was signed with ZCA.

The first project is a 100% interest in a Mississippi Valley-type zinc-lead area in the Michigan Basin of Southwestern Ontario. ONTZINC completed two phases of advanced geochemical (MMI) and geophysical surveys (Quantec Titan 24) on selected target areas located in Southwestern Ontario to test for Mississippi Valley-type deposits in the region. The results have been very encouraging with over 24 co-incident geological, geochemical and geophysical targets which must now be proven through a systematic shallow diamond drill program. This state-of-the-art technology has defined potential for a major new Mississippi Valley-type zinc district in our Southwestern Ontario area. The anomalous areas have dimensions similar to the extent of major districts in the U.S.A. A discovery of this type of mineralization in the region of Southwestern Ontario would have enormous impact on shareholder value. ONTZINC holds approximately 57 sq.km. of mineral rights and is continuing to acquire strategic mineral rights in the region. The company expect to commence a major drilling program in 2003.

The second project is a 100% interest in Pasminco Resources Canada Limited, a Nova Scotia Corporation which owns the Scotia Mine, a zinc/lead mining property located 30 miles northwest of Halifax, Nova Scotia. The Scotia Mine consists of 615 hectares of mineral rights and 569 hectares of land ownership plus 4 exploration licenses in the general vicinity of the mine and includes a 1,350 ton per day concentrator, maintenance facilities, administration buildings and associated infrastructure. Replacement value of the facilities, including the mill, support facilities, tailing pond, environmental studies, approvals and other assets is estimated to be approximately $50 million. A report dated July 1998 (authored by Claude Poulin and prepared for Savage Resources Canada (1998), who completed the most recent drilling on the Scotia Mine property), reported a total resource in the central, western and northeast zones if 5,131,668 tonnes grading 5.49% zinc and 2.45% lead at a cut-off grade of 2% zinc equivalent. Test mining of 187,010 tonnes by Westminer Canada in 1989-1991 resulted in 7.47% zinc and 3.50% lead grades delivered to the mill. Previous operations by both Westminer and earlier by ESSO at the Scotia Mine consistently achieved zinc and lead recoveries of 90% from the

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

DECEMBER 30, 2002

OPERATIONS (Continued)

milling of over 800,000 tons of ore. The concentrates produced grading of 61% zinc and 75% lead, which are among the highest quality in the industry.

During 2003 the Company intends to develop an expanded business plan for the Scotia Mine and bring it into production, as zinc market conditions justify.

The third is the acquisition of the Balmat Mine from Zinc Corporation of America ("ZCA"). The Balmat Mine, located in northern New York State, was put on care-and-maintenance in August 2001 due to the depressed zinc markets. ZCA, which is the world's largest recycler of zinc, has made a decision to focus on its core business of producing high quality zinc products from recycled zinc and as a result has offered for sale the Balmat Mine. The Balmat-Edwards district was discovered in the late 1800's with the first mine in the district (Edwards Mine) put into production in 1908 by St. Joe Minerals Corporation (a predecessor company of ZCA). The Balmat Mine has been in continuous production since 1930 with total production of 33,793,000 tons with a millhead grade of 8.6 % zinc. Current proven and probable reserves are 1,975,575 tons grading 11.9 % zinc plus inferred mineral resources of 3,100,000 tons grading 12.9 % zinc. The assets of the Balmat Mine include the mine property, a 5,000 ton per day concentrator, a rail siding and related maintenance facilities, administration buildings and associated infrastructure. Loading facilities are located at the Port of Ogdensburg on the St. Lawrence River. In addition, ZCA holds mineral rights in the district totaling approximately 56,000 acres which have excellent exploration potential for the discovery of additional resources within 10 miles of the Balmat Mill. ONTZINC, in co-operation with the Balmat Mine staff, has developed an operating plan to restart the Balmat Mine at projected initial annual production rates of approximately 400,000 tons of ore per year (45,000 tons of zinc metal) and increasing to 550,000 tons of ore per year (74,000 tons of zinc metal) by the third year of production. Zinc Corporation of America is in Chapter 11 bankruptcy protection, and it is anticipated that the sale of the Balmat assets to OntZinc will close by June 30, 2003 subject to the approval of US Bankruptcy courts.

Upon closing of the acquisition, ONTZINC intends to initiate a drill program to test several surface and underground targets that have been identified by the mine staff. ONTZINC intends to resume production as soon as zinc market conditions justify it.

RELATED PARTY TRANSCTION

Refer to Note 7 in the audited consolidated financial statements for the year ended December 31, 2002 for details of related party transactions.

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

DECEMBER 30, 2002

LIQUIDITY AND SOLVENCY

The remarks should be read in conjunction with the audited December 31, 2002 audited financial statements.

The Company has not earned revenue and is considered to be in development stage. The Company's activities are funded from related parties through loans and amounts receivable from the sale of mineral properties.

A significant increase in professional and consulting fees over 2001 was due primarily to the costs related to the two major acquisitions that took place during the year, namely Pan American Resources and Regal Mines Ltd.

General and administrative and mine care and maintenance costs increased by $73,000 and $147,000 respectively - these costs are directly attributed to the two new entities acquired during the year and the costs of maintaining the assets of these companies.

During the year ended December 31, 2002, net loss amounted to $948,418 compared to a loss of $2,878,300 in 2001. The improved position of the company is due to the little activities conducted in Chile during the year. The mining assets in Chile have been sold and operations are slowly coming to an end in Chile.

The Company recognized interest income for the period of $2,194.

Basic and fully diluted loss per share was $0.01 for the year ended December 31, 2002 and $0.08 for 2001

As of December 31, 2002, the Company had cash and short-term investments of $195,181.

As of December 31, 2002 the Company had a working capital deficiency of $387,393. The Company's ability to meet its obligation relies on being able to collect its receivables from the sale of its assets.

The Company has made a proposal to settle $362,723 of its debt owed to arm's length and non-arm's length creditors by issuing 3,022,691 common shares. The proposal was accepted by the creditors during the period and the settlement was completed subsequent to the year end.

ONTZINC CORPORATION
(FORMERLY PAN AMERICAN RESOURCES INC.)

A Development Stage Enterprise

SCHEDULE "C"

DECEMBER 30, 2002

MANAGEMENT SYPNOSIS

This past year has been an extremely active and productive period for our company. We were able to sell our two major properties in Chile for a total consideration of US $1.35 million thus providing the company with sufficient capital to pursue our objectives in Canada.

ONTZINC management has extensive experience in the zinc industry and are of the opinion that prolonged low zinc metal prices will rebound during the latter part of 2003 and, based on growing global demands for zinc, will continue to strengthen over the next few years.


EQUITY
TRANSFER SERVICES INC

May 28, 2003

Dear Sir or Madam:

RE: Ontzinc Corporation

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 23, 2003

1. Notice of Annual Meeting and Information Circular and Accounts
2. Proxy
3. Supplemental Mail Form
4. Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

Per: Paul Jensen
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com


EQUITY
TRANSFER SERVICES INC

June 12, 2002

Dear Sir or Madam:

RE: PAN AMERICAN RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on June 11, 2002

1. Proxy
2. Letter to the Shareholders, Notice of Annual and Special Meeting of Shareholders, Information Circular, and Financial Statements
3. Supplemental Mailing List Request Form
4. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com


EQUITY
TRANSFER SERVICES INC

June 26, 2001

Dear Sir or Madam:

RE: Pan American Resources Inc.

We are pleased to confirm that copies of the following materials were mailed to shareholders on June 25, 2001

1. Proxy
2. Letter to Shareholders, Notice of Annual and Special Meeting of Shareholders, Information Circular, and Financial Statements
3. Supplemental Mailing List Request Form
4. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Rosa Vieira"

Per: Rosa Vieira
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com


EQUITY
TRANSFER SERVICES INC

May 28, 2003

Dear Sir or Madam:

RE: Ontzinc Corporation

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 23, 2003

1. Notice of Annual Meeting and Information Circular and Accounts
2. Proxy
3. Supplemental Mail Form
4. Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

Per: Paul Jensen
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com



ONTZINC CORPORATION

6 Adelaide Street East, Suite 300
Toronto, Ontario, M5C 1H6, Canada.

Ph (416) 913-7601
Fax (416) 360-5882

July 2, 2003

I, Bernadette O'Sullivan, hereby certify that, on July 2, 2003, I mailed a copy of the unaudited Consolidated Financial Statements of OntZinc Corporation for the quarter ended March 31, 2003 as well as a copy of the MD&A dated March 31, 2003 and Form, 51-901F dated March 31, 2003 to the supplemental list of shareholders, by prepaid mail.

"Bernadette O'Sullivan"

Bernadette O'Sullivan
Executive Assistant



ONTZINC CORPORATION

6 Adelaide Street East, Suite 300
Toronto, Ontario, M5C 1H6, Canada.

Ph (416) 913-7601
Fax (416) 360-5882

August 30, 2002

I, Bernadette O'Sullivan, hereby certify that, on August 30, 2002, I mailed a copy of the unaudited Consolidated Financial Statements of Pan American Resources/OntZinc Corporation for the quarter ended June 30, 2002 as well as a copy of the MD&A dated June 30, 2002 and Form, 51-901F dated June 30, 2002 to the supplemental list of shareholders, by prepaid mail.

"Bernadette O'Sullivan"

Bernadette O'Sullivan
Executive Assistant



ONTZINC CORPORATION

6 Adelaide Street East, Suite 300
Toronto, Ontario, M5C 1H6, Canada.

Ph (416) 913-7601
Fax (416) 360-5882

November 25, 2002

I, Bernadette O'Sullivan, hereby certify that, on November 25, 2002, I mailed a copy of the unaudited Consolidated Financial Statements of OntZinc Corporation for the quarter ended September 30, 2002 as well as a copy of the MD&A dated September 30, 2002 and Form, 51-901F dated September 30, 2002 to the supplemental list of shareholders, by prepaid mail.

"Bernadette O'Sullivan"

Bernadette O'Sullivan
Executive Assistant

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE	TSX Venture Exchange
April 22, 2003	Symbol: OTZ
Toronto, Ontario	Shares Outstanding: 93,592,659

ONTZINC PROPOSES PRIVATE PLACEMENT

ONTZINC Corporation (TSX Venture-OTZ) announces that HDL Capital Corporation has been engaged as agent for a proposed private placement of up to 5,000 units of ONTZINC at a price of $1000 per unit for gross proceeds of up to $5,000,000. Each unit is to be comprised of 4,500 "flow through" shares, 500 common shares and 5,000 common share purchase warrants. Each warrant entitles the holder thereof to acquire an additional common share at a price of $0.35 for a period of two years following the closing of the offering. 90% of the proceeds of the private placement will be used for exploration on ONTZINC's Canadian exploration properties and the balance for general working capital purposes.

In addition, Mr. A. Thomas D. Griffis has resigned as a director and officer of ONTZINC.

Completion of the private placement is subject to regulatory approval, including satisfaction of the requirements of the TSX Venture Exchange.

For further information, contact: Mr. Keith Bullen or Mr. Keith Spurr at (416) 913-7601.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

G:\Boyle\OntZinc\Press Releases\Apr 22-03-Private Placement.doc

ONTZINC CORPORATION
6 Adelaide Street East
Suite 300
Toronto, Ontario
M5C 1H6

PROXY FOR USE BY HOLDERS OF COMMON SHARES AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF ONTZINC CORPORATION TO BE HELD ON JUNE 13, 2003 SOLICITED ON BEHALF OF MANAGEMENT

The undersigned hereby appoints Clifford Frame, Chairman, whom failing, Gregory Peebles, Secretary, or instead of either of them, ____________________, as nominee of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on **June 13, 2003**, and at any adjournments thereof, and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as indicated on the reverse side hereof.

This proxy will be voted or withheld from being voted in accordance with the instructions specified. **WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.**

THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed by the Company.

DATED this day of , 2003.

____
Signature of Shareholder

1. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the election of management's nominees for directors.

☐ VOTE FOR ☐ WITHHOLD VOTE

2. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the appointment of KPMG, Chartered Accountants, as auditors of the Company and authorizing the directors to fix the auditors' remuneration.

☐ VOTE FOR ☐ WITHHOLD VOTE

3. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the approval of a resolution of the directors of the Company amending the Company's stock option plan to increase the number of shares to be issued pursuant to such plan.

☐ VOTE FOR ☐ VOTE AGAINST

ONTZINC CORPORATION

Consolidated Balance Sheets (Prepared by Management)

		March 31, 2003 (Unaudited)		December 31, 2002 (Audited)
Assets				
Current assets:				
Cash and short-term investments	$	336,273	$	195,181
Amounts receivable		441,480		474,361
Other current assets		84,771		80,575
		862,524		750,117
Mineral properties		3,419,438		3,333,508
Deferred financing costs		4,000		4,000
Amounts receivable - long-term		220,740		236,640
Capital assets		16,751		14,471
	$	4,523,453	$	4,338,736
Liabilities and Shareholders' Equity				
Current Liabilities:				
Accounts payable and accrued liabilities	$	650,705	$	614,559
Loans payable		7,122		9,998
Due to companies related by common directors		100,000		362,724
		757,827		987,281
Shareholders' equity:				
Share capital (Note 2)		17,159,831		16,625,595
Shares to be issued		80,000		-
Stock options		117,000		117,000
Warrants		10,500		-
Additional paid-in capital		516,340		516,340
Deficit		(14,118,045)		(13,907,480)
		3,765,626		3,351,455
	$	4,523,453	$	4,338,736

Responsibility for Financial Statements

The accompanying financial statements for Ontzinc Corporation (formerly Pan American Resources Inc.) have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2002 audited financial statements. Only changes in accounting policies have been disclosed in these unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

ONTZINC CORPORATION

Consolidated Statements of Operations and Deficit

(Prepared by Management - Unaudited)

	Three Months ended March 31, 2003	Three Months ended March 31, 2002
Revenues:		
Interest income	$ 22	$ 141
Other income	59,432	-
	59,454	141
Expenses:		
Management fees	-	10,500
Professional fees	90,282	51,777
Mine maintenance	60,012	14,086
Transfer agent and filing fees	8,718	5,872
Travel	7,346	-
Amortization	800	-
Rent	24,548	-
General office and telephone	23,985	666
Land lease	-	520
Shareholders' information	4,840	2,869
Insurance	-	1,250
Loss on foreign exchange	48,902	8,211
Bank charges and interest	586	37
	270,019	95,788
Loss for the period	(210,565)	(95,647)
DEFICIT, beginning of period	(13,907,480)	(12,959,062)
DEFICIT, end of period	$ (14,118,045)	$ (13,054,709)

ONTZINC CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

	Three Months ended March 31, 2003	2002
Cash provided by (used in):		
Operating activities:		
Loss for the period	$ (210,565)	$ (95,647)
Less:		
Amortization	800	-
Items not involving cash:		
Changes in non-cash working capital	115,730	(290,466)
	(94,035)	(386,113)
Financing activities:		
Due to related companies	100,000	-
Loans payable	(2,876)	(38,286)
Shares to be issued	80,000	-
Issue of shares for cash	147,013	325,603
	324,137	287,317
Investing activities:		
Acquisition of capital assets	(3,080)	-
Proceeds received in respect of mineral properties	-	176,441
Additions to mineral properties	(85,930)	(19,309)
	(89,010)	157,132
Change in cash and short-term investments	141,092	58,336
Cash and short-term investments, beginning of period	195,181	18,830
Cash and short-term investments, end of period	$ 336,273	$ 77,166
Supplemental Cash Flow Information		
Accounts payable	$ 35,000	$ -
Loans payable	$ 362,723	$ -
Share capital	$ (397,723)	$ -

ONTZINC CORPORATION

Notes to Consolidated Financial Statements

(Prepared by Management- Unaudited)

Three Months Ended March 31, 2003

1. Accounting Policies

Management of Ontzinc Corporation (the "Company") have prepared these unaudited financial statements in accordance with generally accepted accounting principles in Canada for interim financial statements.

The disclosures in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended March 31, 2003 are not indicative of the results that may be expected for the full year ending December 31, 2003.

These interim consolidated financial statements follow the same methods and policies used in the audited financial statements for the year ended December 31, 2002.

2. CAPITAL STOCK

Authorized
Unlimited common shares

Issued

	Shares	Amount
Balance, December 31, 2002 (audited)	88,669,968	$ 16,625,595
Issued for debt	3,372,691	397,723
Issued on private placement	1,550,000	155,000
Warrants	-	(10,500)
Share issue costs	-	(7,987)
Balance, March 31, 2003	93,592,659	$ 17,159,831

During the period, the Company initiated a private placement of 6,950,000 units at a price of $0.10 per unit for gross proceeds of $695,000. Each unit consists of one common share and one common share purchase warrant. Each warrant can be exercised to purchase one common share for a price of $0.13 for a period of 24 months from the date of closing. As of March 31, 2003, the private placement financing was incomplete. Only 1,550,000 common shares were issued and $80,000 was collected for shares to be issued towards this private placement. Subsequent to March 31, 2003, this private placement was completed.

The Company applied the fair value method of accounting for warrants and accordingly $10,500 was recorded as the cost of 350,000 warrants issued to a creditor. For purposes of this calculation, the fair value of the warrants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and an expected life of 2 years.

3. Stock Options

Under the Company's stock option plan, the Company may grant options to purchase common stock of the Company to employees, officers, directors and consultants of the Company and its affiliates and other designated persons for a maximum term of five years.

At March 31, 2003, 4,275,000 common shares were reserved for the exercise of stock options granted to officers, directors and employees in connection with the Company's stock option plan as follows:

	Options		Average exercise price	
	2003	2002	2003	2002
Outstanding, beginning and end of period	4,275,000	4,250,000	$ 0.19	$ 0.18

Number of shares currently exercisable	Exercise price	Expiry date
1,875,000	$ 0.25	August 26, 2006
2,400,000	0.15	June 13, 2006
4,275,000		

During the three months ended March 31, 2003, no options were issued to employees or directors of the Company, therefore no adjustment to the earnings of the Company is required.

4. Warrants

Warrants to acquire common shares of the Company were outstanding as follows:

Warrants Outstanding	Exercise Price ($)	Expiry Date
350,000	0.13	February 24, 2005

ONTZINC CORPORATION

Notes to Consolidated Financial Statements

(Prepared by Management- Unaudited)

Three Months Ended March 31, 2003

5. Income Taxes

The estimated taxable income tax for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably estimated at this time, if it is more likely than not that the Company will realize the benefits from future income taxes or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. The estimated valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some or all of the future tax assets or liabilities will be realized.

For further information on the Company's actual losses for income tax purposes, refer to the audited December 31, 2002 consolidated financial statements. The benefit for these losses and the estimated loss for the period have not been recognized in these financial statements.

6. Basic and fully diluted loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is the same as basic loss per share for the period ended. The conversion of stock options and warrants to calculate fully diluted was not done, because the conversion would have been anti-dilutive.

The following table sets out the calculation for loss per share.

	2003	2002
Numerator:		
Loss for the period	$ (210,565)	$ (95,647)
Denominator:		
Average number of common shares outstanding	91,131,313	38,334,984
Escrowed shares	(40,759,984)	(2,425,000)
Weighted average number of shares	50,371,329	35,909,984
Basic and diluted loss per share	$ 0.00	$ 0.00

7. Related party transactions

During the period, the Company converted $362,723 of debt to 3,022,691 common shares.

ONTZINC CORPORATION

SUPPLEMENT TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management- Unaudited)

Three Months Ended March 31, 2003

As of May 27, 2003, the following items were outstanding:

1. Common shares - 98,242,659 shares

2. Stock options:

Options Outstanding	Exercise Price ($)	Expiry Date
1,875,000	0.25	August 26, 2006
2,400,000	0.15	June 13, 2006
4,275,000		

3. Warrants

Warrants Outstanding	Exercise Price ($)	Expiry Date
350,000	0.13	February 24, 2005
6,150,000	0.13	May 5, 2005
800,000	0.13	May 30, 2005
7,300,000		

ONTZINC CORPORATION

Consolidated Balance Sheets (Prepared by Management)

		June 30, 2003 (Unaudited)		December 31, 2002 (Audited)
Assets				
Current assets:				
Cash and short-term investments	$	278,462	$	195,181
Amounts receivable		606,375		474,361
Other current assets		80,324		80,575
		965,161		750,117
Mineral properties		3,599,684		3,333,508
Loan receivable		50,000		-
Deferred financing costs		4,000		4,000
Amounts receivable - long-term		-		236,640
Capital assets		17,625		14,471
	$	4,636,470	$	4,338,736
Liabilities and Shareholders' Equity				
Current Liabilities:				
Accounts payable and accrued liabilities	$	673,066	$	614,559
Loans payable		9,998		9,998
Due to companies related by common directors		-		362,724
		683,064		987,281
Shareholders' equity:				
Share capital (Note 2)		17,598,362		16,625,595
Stock options		117,000		117,000
Warrants (Note 2)		66,500		-
Additional paid-in capital		516,340		516,340
Deficit		(14,344,796)		(13,907,480)
		3,953,406		3,351,455
	$	4,636,470	$	4,338,736

Responsibility for Financial Statements

The accompanying financial statements for Ontzinc Corporation (formerly Pan American Resources Inc.) have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2002 audited financial statements. Only changes in accounting policies have been disclosed in these unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

ONTZINC CORPORATION

Consolidated Statements of Operations and Deficit

(Prepared by Management - Unaudited)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Revenues:				
Interest income	$ 192	$ 466	$ 214	$ 607
Other income	45,952	-	105,384	-
	46,144	466	105,598	607
Expenses:				
Management fees	-	10,500	-	21,000
Professional fees	84,113	13,743	174,395	65,520
Mine maintenance	44,282	(10,879)	104,294	3,207
Transfer agent and filing fees	13,550	18,655	22,268	24,527
Travel	15,727	3,779	23,073	3,779
Amortization	890	-	1,690	-
Listing fees	-	10,078	-	10,078
Rent	27,568	21,803	52,116	21,803
General office and telephone	24,443	6,649	48,428	7,315
Land lease	-	3,120	-	3,640
Shareholders' information	8,108	4,392	12,948	7,261
Insurance	-	3,750	-	5,000
Loss on foreign exchange	53,715	60,244	102,617	68,455
Bank charges and interest	499	7,536	1,085	7,573
	272,895	153,370	542,914	249,158
Loss before the period	(226,751)	(152,904)	(437,316)	(248,551)
DEFICIT, beginning of period	(14,118,045)	(13,054,709)	(13,907,480)	(12,959,062)
DEFICIT, end of period	$ (14,344,796)	$ (13,207,613)	$ (14,344,796)	$ (13,207,613)

ONTZINC CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months ended June 30, 2003	Six Months ended June 30, 2002
Cash provided by (used in):				
Operating activities:				
Loss for the period	$ (226,751)	$ (152,904)	$ (437,316)	$ (248,551)
Less:				
Amortization	890	-	1,690	-
Items not involving cash:				
Changes in non-cash working capital	82,652	194,628	198,382	(95,838)
	4,356,791	41,724	(237,244)	(344,389)
Financing activities:				
Due to related companies	(100,000)	(126,788)	-	(165,074)
Loans payable	2,876	(94,546)	-	(94,546)
Shares to be issued	(80,000)	-	-	-
Net cash acquired on the acquisition of OntZinc Corporation	-	209,238	-	209,238
Issue of shares for cash, net of share issue costs	494,532	(325,603)	641,545	-
	317,408	(337,699)	641,545	(50,382)
Investing activities:				
Acquisition of capital assets	(1,764)	(9,859)	(4,844)	(9,859)
Proceeds received in respect of mineral properties	-	760,089	-	936,530
Loan receivable	(50,000)	-	(50,000)	-
Investment in and advances to Regal Mines Limited	-	(162,192)	-	(162,192)
Additions to mineral properties	(180,246)	(45,785)	(266,176)	(65,094)
	(232,010)	542,253	(321,020)	699,385
Change in cash and short-term investments	4,442,189	246,278	83,281	304,614
Cash and short-term investments, beginning of period	336,273	77,166	195,181	18,830
Cash and short-term investments, end of period	$ 4,778,462	$ 323,444	$ 278,462	$ 323,444
Supplemental Cash Flow Information				
Accounts payable	$ -	$ -	$ 35,000	$ -
Loans payable	$ -	$ -	$ 362,723	$ -
Share capital	$ -	$ -	$ (397,723)	$ -

ONTZINC CORPORATION

Notes to Consolidated Financial Statements

(Prepared by Management- Unaudited)

Six Months Ended June 30, 2003

1. Accounting Policies

Management of Ontzinc Corporation (the "Company") have prepared these unaudited financial statements in accordance with generally accepted accounting principles in Canada for interim financial statements.

The disclosures in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2003 are not indicative of the results that may be expected for the full year ending December 31, 2003.

These interim consolidated financial statements follow the same methods and policies used in the audited financial statements for the year ended December 31, 2002.

2. CAPITAL STOCK

Authorized
Unlimited common shares

Issued

	Shares	Amount
Balance, December 31, 2002 (audited)	88,669,968	$ 16,625,595
Issued for debt	3,372,691	397,723
Issued on private placement	7,000,000	700,000
Warrants	-	(66,500)
Share issue costs	-	(58,456)
Balance, March 31, 2003	99,042,659	$ 17,598,362

During the period, the Company completed a private placement of 7,000,000 units at a price of $0.10 per unit for gross proceeds of $700,000. Each unit consists of one common share and one common share purchase warrant. Each warrant can be exercised to purchase one common share for a price of $0.13 for a period of 24 months from the date of closing.

The Company applied the fair value method of accounting for warrants and accordingly $66,500 was recorded as the cost of 7,350,000 warrants issued (350,000 of these warrants were issued for debt). For purposes of this calculation, the fair value of the warrants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and an expected life of 2 years.

3. Stock Options

Under the Company's stock option plan, the Company may grant options to purchase common stock of the Company to employees, officers, directors and consultants of the Company and its affiliates and other designated persons for a maximum term of five years.

At June 30, 2003, 4,275,000 common shares were reserved for the exercise of stock options granted to officers, directors and employees in connection with the Company's stock option plan as follows:

	Options		Average exercise price	
	2003	2002	2003	2002
Outstanding, beginning and end of period	4,275,000	4,250,000	$ 0.19	$ 0.18

Number of shares currently exercisable	Exercise price	Expiry date
1,875,000	$ 0.25	August 26, 2006
2,400,000	0.15	June 13, 2006
4,275,000		

During the six months ended June 30, 2003, no options were issued to employees or directors of the Company, therefore no adjustment to the earnings of the Company is required.

4. Warrants

Warrants to acquire common shares of the Company were outstanding as follows:

Warrants Outstanding	Exercise Price ($)	Expiry Date
350,000	0.13	February 24, 2005
6,200,000	0.13	May 05, 2005
800,000	0.13	May 30, 2005
7,350,000		

5. Income Taxes

The estimated taxable income tax for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably estimated at this time, if it is more likely than not that the Company will realize the benefits from future income taxes or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. The estimated valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some or all of the future tax assets or liabilities will be realized.

For further information on the Company's actual losses for income tax purposes, refer to the audited December 31, 2002 consolidated financial statements. The benefit for these losses and the estimated loss for the period have not been recognized in these financial statements.

6. Basic and fully diluted loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is the same as basic loss per share for the period ended. The conversion of stock options and warrants to calculate fully diluted was not done, because the conversion would have been anti-dilutive.

The following table sets out the calculation for loss per share.

	2003	2002
Numerator:		
Loss for the period	$ (437,316)	$ (248,551)
Denominator:		
Average number of common shares outstanding	93,635,094	57,502,476
Escrowed shares	(40,759,984)	(21,592,492)
Weighted average number of shares	52,875,110	35,909,984
Basic and diluted loss per share	$ (0.01)	$ (0.01)

7. Related party transactions

During the period, the Company converted $362,723 of debt to 3,022,691 common shares.

8. Subsequent events

Subsequent to June 30, 2003, the Company initiated a non-brokered private placement of 4,500,000 units at a price of $0.10 per common share. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.13 per share.

ONTZINC CORPORATION

SUPPLEMENT TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management- Unaudited)

Six Months Ended June 30, 2003

As of August 27, 2003, the following items were outstanding:

1. Common shares - 103,542,659 shares

2. Stock options

Options Outstanding	Exercise Price ($)	Expiry Date
1,875,000	0.25	August 26, 2006
2,400,000	0.15	June 13, 2006
4,375,000	0.11	August 1, 2008
350,000	0.25	August 1, 2005
3,150,000	0.11	August 1, 2008
12,150,000		

The directors have, subject to shareholder approval, re-priced 650,000 options to purchase shares at an exercise price of $0.25 to $0.11.

3. Warrants

Warrants Outstanding	Exercise Price ($)	Expiry Date
350,000	0.13	February 24, 2005
6,200,000	0.13	May 5, 2005
800,000	0.13	May 30, 2005
4,500,000	0.13	August 1, 2005
11,850,000		

ONTZINC CORPORATION

INFORMATION CIRCULAR
AS AT MAY 21, 2003

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ONTZINC CORPORATION (the "Company") of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the "meeting") to be held at the Board of Trade of Metropolitan Toronto, 1 First Canadian Place, 77 Adelaide Street West, Toronto, Ontario, on June 13, 2003 at 10:00 in the forenoon (Toronto time) and at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Company at nominal cost. The cost of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to many shareholders who do not hold their common shares of the Company in their own name. Only proxies deposited by shareholders whose names appear on the records of the Company or as the registered holders of such shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name on the records of the Company. Such shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your Shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP Investor Communications it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned by ADP Investor Communications well in advance of the meeting in order to have shares voted.

ELECTION OF DIRECTORS

The board of directors consists of a minimum of three and a maximum of nine directors to be elected annually, with the number of directors within such range to be determined by resolution of the board. The board has determined that six (6) persons are to be elected to the board until changed by further resolution. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name, Office and Principal Occupation[(1)]	Director Since	No. of Voting Securities Owned, Controlled or Directed as at May 21, 2003[(2)]
Chris Irwin Proposed Director Attorney, Power Budd LLP	Proposed Nominee	Nil
Clifford H. Frame[(3)(4)] Chairman and Executive Director	March 12, 2002	8,350,000
Gregory J. Peebles[(3)] Director, Attorney, Cassels Brock &Blackwell	March 12, 2002	1,800,000
Keith Spurr[(3)] Director	March 12, 2002	500,000
Richard Brissenden Proposed Director Chartered Accountant	Proposed Nominee	Nil
Bernadette O'Sullivan Proposed Director Office Manager, ONTZINC Corporation	Proposed Nominee	Nil

Notes:

(1) The principal occupations of the each of the incumbent nominees is as set forth above. The principal occupation during the past five years of the nominee not elected to his present term of office by the shareholders of the Company is as follows:

Chris Irwin: *Mr. Irwin has been a lawyer with Power Budd LLP, Barristers and Solicitors, since January, 200; prior thereto he was an associate of Boyle & Company, Barristers and Solicitors from December, 1998 to December, 2000 and an associate of Boyle, Hobart, Barristers and Solicitors, a predecessor to Boyle & Company from September, 1997 to December, 1998.*

Richard Brissenden: *Mr. Brissenden has been a Chartered Accountant and Chairman of Excellon Resources Inc., a mineral exploration and development company, since September 1990. Vice-President of William G. Brissenden Inc., an investment holding company, since June 1976. President of Regal Consolidated Ventures Limited, a mineral exploration and development company, since February, 1996. From September 1994 through June 1996, Mr. Brissenden was President and*

Chief Financial Officer of Latin Gold Inc., (formerly MVP Capital Corp.) and Vice-President and Chief Financial Officer of that company from June 1991 through September 1994. In addition, he was President of Valdez Gold Inc. from August 1990 through September 1993, President of Dundee-Palliser Resources Inc. from August 1993 through March 1996 and President of International Northland Resources Inc. from March 1996 and President of International Northland Resources Inc. from March 1996 to October 1997. Mr. Brissenden also serves as a director of several other public companies.

Bernadette O'Sullivan: Ms. O'Sullivan has been office manager of the Company since December 2002; prior thereto she was office manager for Normandy Mining Limited from May 1996 to November 2002.

(2) *The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.*

(3) *Member of the audit committee.*

(4) *Mr. Frame owns 4,750,000 shares directly and 3,600,000 are held by a corporation which he controls.*

The term of office of each director will be from the date of the meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, **IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.**

EXECUTIVE COMPENSATION

Compensation Summary

The table below sets forth information concerning the compensation of the Company's Chairman for the Company's fiscal years ended December 31, 2002, 2001 and 2000.

Summary Compensation Table

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Securities Under Options/ SARs[1] Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP[2] Payouts ($)**	**All Other Compen-Sation ($)**
Clifford Frame[3] Chairman	2002	Nil	Nil	Nil	1,400,000	Nil	Nil	Nil
Dino Titaro[3] Former President	2001 2000	Nil Nil	Nil Nil	Nil Nil	350,000 100,000	Nil Nil	Nil Nil	Nil Nil
A. Thomas D. Griffis[3] President	2001 2000	Nil Nil	Nil Nil	Nil Nil	750,000 500,000	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) *Stock appreciation rights.*

(2) *Long term incentive plans.*

(3) *Mr. Titaro was appointed President on July 20, 2000 and assumed the duties of Mr. A. Thomas D. Griffis, the Chairman. Mr.Titaro resigned as President on March 5, 2002, and Mr. Clifford Frame assumed the duties of Mr. Titaro.*

Long Term Incentive Plan Awards

The Company has no long term incentive plan.

Stock Option Plan

On July 9, 2002, the shareholders of the Company approved the establishment of a stock option plan (the "Plan") relating to the common shares of the Company. Eligibility for participation in the Plan is restricted to directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 7,600,000 common shares in the aggregate, and with respect to any one optionee, 5% of the number of issued and outstanding common shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value (e.g., the prevailing market price) of the common shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed five years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director, officer or consultant of the Company or any subsidiary, or upon the retirement, permanent disability or death of an optionee. The options are non-transferable. The directors have passed a resolution increasing the number of common shares subject to the Plan to 15,000,000, subject to shareholder approval. See "Special Business – Amendment to Stock Option Plan".

Stock Option Grants

The following information concerns individual grants of options to purchase or acquire securities of the Company made during the most recently completed financial year ended December 31, 2002, to the Company's chief executive officer.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Clifford Frame Chairman	1,400,000	42%	$0.15	$0.07	August 26, 2006

Stock Options Exercised and Held

The following information concerns each exercise of options during the most recently completed financial year ended December 31, 2002 by the Company's Chairman and the financial year-end value of unexercised options held, on an aggregated basis.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Clifford Frame, Chairman	Nil	Nil	1,400,000/Nil	Nil/Nil

Compensation of Directors

Directors of the Company are entitled to receive a fee as determined by the board from time to time for each meeting of the board of directors, committee of the board of directors and shareholders attended. Directors participate in the Company's Stock Option Plan. No fee has been determined, paid or is payable.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors or senior officers of the Company has been indebted to the Company, nor has any of them received any guarantee support or similar arrangement or understanding from the Company.

APPOINTMENT OF AUDITORS

Management of the Company proposes that KPMG, Chartered Accountants be appointed auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. KPMG were first appointed auditors of the Company on June 19, 1998.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF KPMG, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

ANNUAL REPORT AND AUDITED FINANCIAL STATEMENTS

The 2002 Annual Report, including the financial statements for the fiscal year ended December 31, 2002 and the report of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

SPECIAL BUSINESS

Amendment to Stock Option Plan

On June 10, 2002 the directors established, and on July 9, 2002 the shareholders approved, a stock option plan (the "2002 Plan") with 7,600,000 common shares issuable under the Plan. Since then no shares have been issued upon the exercise of options leaving 7,600,000 common shares currently available for issue under the Plan. Currently there are options outstanding to purchase 4,175,000 common shares leaving 3,425,000 common shares available for further grants.

Due to the increase in the number of issued and outstanding common shares of the Company over the past year and to enable the Company to attract qualified individuals to serve as members of management or employees, it is proposed that the number of common shares which may be issued upon the exercise of incentive stock options granted pursuant to the terms of the Plan be increased to 15,000,000 common shares which would represent approximately 16% of the issued and outstanding common shares of the Company.

On May 21, 2003, the directors of the Company approved an increase in the number of common shares available under the Plan in the amount of 7,400,000 shares. This increased the number of shares available to be issued under the Stock Option Plan to 15,000,000 common shares and also increased the number of shares available for future option grants to 10,825,000.

The following table provides details regarding the Company's outstanding stock options:

	Options Outstanding	Plan Maximum	Available for Future Grant
December 31, 2002	4,175,000	7,600,000	3,425,000
Totals – April 14, 2003	4,175,000	7,600,000	3,425,000
Proposed Increase		7,400,000	7,400,000
Reconstituted Plan	4,175,000	15,000,000	10,825,000

In order to be approved, this resolution must be passed by a majority of votes cast at the meeting by disinterested shareholders, being those shareholders other than insiders of the Company who may be granted incentive stock options under the Plan and their associates. To the best of the knowledge of the Company's management votes attaching to 26,134,984 common shares will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained, such number being the common shares held by insiders of the Company who may be granted incentive stock options under the Plan and their associates. In the event that approval is not obtained the Plan will not be amended.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED TO AMEND THE CURRENT STOCK OPTION PLAN TO PROVIDE FOR THE GRANTING OF OPTIONS TO PURCHASE UP TO 15,000,000 COMMON SHARES UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM AT THE MEETING MAY DO SO** by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Company's transfer agent and registrar Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, on or before the close of business of the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the meeting has the right to vote in person and, if he does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this circular, the management of the Company knows of no such amendments, variations or other matters to come before the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

At the date hereof, the Company has outstanding 98,242,941 common shares, each of which carries one vote. To the knowledge of the directors and officers of the Company, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of the Company, are the following:

Name and Address	Type of Ownership	Number and Class of Shares	Percentage of Class
A. Thomas D. Griffis Gloucester, Ontario	Direct and Indirect	12,230,176	12.4%
Catherine Frame[1] Uxbridge, Ontario	Direct	17,384,984	17.7%
Clifford Frame[1] Uxbridge, Ontario	Direct and Indirect	8,350,000[2]	8.4%

Notes:

(1) Catherine Frame and Clifford Frame are spouses of one another.

(2) Mr. Frame owns 4,750,000 shares directly and 3,600,000 are held by a corporation which he controls..

Persons registered on the books of the Company at the close of business on April 4, 2003 (the "record date") and persons who are transferees of any shares acquired after such record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the annual and special meeting, that their names be included in the list of shareholders, are entitled to vote at the annual and special meeting of the Company.

GENERAL

Except where otherwise indicated, information contained herein is given as of April 14, 2003.

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the directors of the Company.

DATED this 21st day of May, 2003.

(Signed)

Clifford Frame, Chairman

FORM 27
Securities Act (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

Item 1. **Reporting Issuer**

OntZInc Corporation
6 Adelaide Street West
Suite 300
Toronto, Ontario
M5C 1H6

Item 2. **Date of Material Change**

A material change took place on May 29, 2003.

Item 3. **Press Release**

On May 29, 2003 a news release in respect of material changes were released through the facilities of CCN Matthews.

Item 4. **Summary of Material Change**

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5. **Full Description of Material Change**

A full description of the material change is contained under Item 4.

Item 6. **Reliance on Section 75(3) of the Act**

The report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted.

Item 8. **Senior Officer**

Clifford Frame, Chairman, (416) 913-7601.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 29th day of May, 2003.

ONTZINC CORPORATION

Per: (Signed)
Clifford Frame, Chairman

SCHEDULE "A"

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
May 28, 2003
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 98,242,941

ONTZINC COMPLETES PRIVATE PLACEMENT

ONTZINC Corporation (TSXV:OTZ) reports that it has completed a previously announced non-brokered private placement of 7,000,000 units for gross proceeds of $700,000. Each unit is comprised of one common share and one common share purchase warrant, each warrant entitles the holder thereof to acquire a common share for a period of two years from the date of issuance, exercisable at a price of $0.13 per share. Proceeds of the private placement will be used for general working capital purposes. The shares and warrants comprising the units are subject to a four month hold period.

ONTZINC intends to complete an additional private placement of up to 2,500,000 units of ONTZINC with identical terms to the private placement that was completed.

For further information, contact: Mr. Keith Bullen or Mr. Keith Spurr at (416) 913-7601.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Power Budd LLP

In association with
CMS Cameron McKenna

Power Budd LLP
1 First Canadian Place
Suite 7210
P.O. Box 148
Toronto
Ontario M5X 1C7
Telephone (416) 640 4100
Fax (416) 640 2777
info@powerbudd.com
www.powerbudd.com

Direct Tel (416) 642-8588
cirwin@powerbudd.com

August 22, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Quebec Securities Commission

Dear Sirs/Mesdames:

Re: ONTZINC Corporation (the "Company")
Notice of Current Annual Information Form ("AIF")

We are the solicitors for the Company. Pursuant to section 3.1(2) of Multilateral Instrument 45-102 *Resale of Securities* (the "Instrument"), we hereby give notice on behalf of the Company that the Company has filed a current AIF, as defined in paragraph (c) of the definition of "current AIF" contained in the Instrument, under SEDAR Project No. 00566670.

Yours truly,

Power Budd LLP

(Signed)

Chris Irwin
COI/lm

ONTZINC CORPORATION
6 Adelaide Street East
Suite 300
Toronto, Ontario
M5C 1H6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders of ONTZINC Corporation (the "Company") will be held at the Board of Trade of Metropolitan Toronto, 1 First Canadian Place, 77 Adelaide Street West, Toronto, Ontario, on June 13, 2003 at 10:00 in the forenoon (Toronto time) for the purpose of:

(a) receiving the Company's 2002 Annual Report containing the financial statements for the year ended December 31, 2002, and the report of the auditors thereon;

(b) electing directors;

(c) appointing auditors and authorizing the directors to fix their remuneration;

(d) considering and, if deemed advisable, approving and confirming, with or without variation, a resolution of the directors of the Company amending the Company's stock option plan to increase the number of shares subject thereto; and

(e) transacting such further and other business as may properly come before the meeting or any adjournment thereof.

A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar Equity Transfer Services Inc. Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 3V1, on or before the close of business of the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting.

Shareholders who are unable to attend the meeting in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED this 21st day of May, 2003.

BY ORDER OF THE BOARD

(Signed)

Clifford Frame, Chairman

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: OntZinc Corporation

Participation Fee for the Financial Year Ending: December 31, 2002

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	________	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X 0.075	
Market value of class or series	= 6,650,248	
		$6,650,248 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		________ (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		$6,650,248 (B)
(Repeat for each class or series of corporate debt or preferred shares)		________ (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		________
Total fee payable in accordance with Appendix A of the Rule		$ 1,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		$ 750
Total Fee Payable × 9/12		
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	________
Contributed surplus	________
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	________
Long term debt (including the current portion)	________

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Total Capitalization ____________

Total Fee payable pursuant to Appendix A of the Rule ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____________

Total Fee Payable × Number of months remaining in financial year year or elapsed since most recent financial year
____
12 ____________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ____________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ____________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ____________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ____________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ____________

Capitalization (add market value of all classes and series of securities) ____________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____________

Contributed surplus ____________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

$$\text{Total Fee Payable} \times \frac{\text{Number of months remaining in financial year year or elapsed since most recent financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

PAN AMERICAN RESOURCES INC.

SUPPLEMENT TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

December 31, 2001

As of the date of filing these audited consolidated financial statements on Sedar, the following were outstanding:

1. Common shares - 76,669,968 shares

2. Stock Options:

Options Outstanding	Exercise Price ($)	Expiry Date
725,000	0.25	August 26, 2002
1,400,000	0.15	June 13, 2006
725,000	0.25	August 26, 2006
1,400,000	0.15	June 13, 2006
4,250,000		

This information complies with National Instrument 62-102 - Disclosure of Outstanding Share Data.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
August 12, 2003
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 99,042,659

ONTZINC PRIVATE PLACEMENT

ONTZINC Corporation (TSX Venture-OTZ) reports that it has entered into an agreement with North American Diversified Resources Corporation ("NADR") for a private placement of 26,666,666 common shares of ONTZINC at a price of US$0.15 per share for gross proceeds of US$4,000,000. In addition, ONTZINC will receive 6% of NADR's issued and outstanding shares.

Pursuant to the agreement NADR has paid ONTZINC an initial deposit of $50,000 and has agreed to pay US$1,150,000 to ONTZINC on or before September 5, 2003 with the balance of the purchase price, being US$2,800,000, payable on October 15, 2003. The shares of NADR will be issued to ONTZINC in pro rata amounts on the closing dates. Proceeds of the private placement will be used for general working capital purposes.

Completion of the private placement is subject to regulatory approval, including satisfaction of the requirements of the TSX Venture Exchange.

For further information, contact: Mr. Keith Spurr at (416) 913-7601

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
August 1, 2003
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 99,042,659

ONTZINC PRIVATE PLACEMENT OVER-SUBSCRIBED

ONTZINC Corporation (TSX Venture-OTZ) reports that its previously announced non-brokered private placement for 2,500,000 has been over-subscribed resulting in an additional 2,000,000 units being issued by ONTZINC. ONTZINC has received subscriptions for an aggregate of 4,500,000 units for gross proceeds of $450,000. Each unit is to be comprised of one common share and one common share purchase warrant, each warrant entitles the holder thereof to acquire a common share for a period of two years from the date of issuance, exercisable at a price of $0.13 per share. Proceeds of the private placement will be used for general working capital purposes.

In addition, due to the increased activities of the directors, officers and employees of ONTZINC, the board of directors has approved the granting of an aggregate of 4,375,000 options to purchase shares of the Company at an exercise price of $0.11 for a period of five years to directors, officers and employees of ONTZINC. An additional 350,000 options to purchase shares of the Company at an exercise price of $0.25 for a period of two years have been granted to a director of ONTZINC. 3,000,000 options to purchase shares, 1,250,000 vesting upon the occurrence of certain events, at an exercise price of $0.11 for a period of five years have been issued to consultants of ONTZINC, with an additional 150,000 options exercisable at $0.25 granted to another consultant.

The directors have, subject to shareholder approval, re-priced 650,000 options to purchase shares at an exercise price of $0.25 to $0.11.

Completion of the private placement is subject to regulatory approval, including satisfaction of the requirements of the TSX Venture Exchange.

For further information, contact: Mr. Keith Spurr at (416) 913-7601

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE	TSX Venture Exchange
June 17, 2003	Symbol: OTZ
Toronto, Ontario	Shares Outstanding: 93,592,659

ST. LAWRENCE ZINC COMPANY RECEIVES COURT APPROVAL TO PURCHASE BALMAT MINE

ONTZINC Corporation (TSX Venture-OTZ) announces that St. Lawrence Zinc Company LLC, a corporation related to ONTZINC, has received the approval of the United States Bankruptcy Court for Southern District of New York to purchase the Balmat Mine from ZCA Mines, Inc. for US$20,000,000. The purchase price shall be payable out of 30% of net cash flow from the operations after allowing for reasonable capital and exploration expenditures. In the event of zinc price equaling or exceeding US 70¢ per pound over 24 consecutive months the purchase price shall be increased by US$5,000,000.

Closing of the purchase of the Balmat Mine is scheduled for June 30, 2003. Bridge financing to satisfy closing requirements, to maintain standby costs at the mine, interest and for the assumption of a US$1,000,000 environmental bond is in progress. Final ownership structure for St. Lawrence Zinc Company LLC will depend on the requirements of financing. Senior financing for the re-opening of the mine is planned to be met by the issuance of New York state bonds totalling in the order of US$25,000,000

For further information, contact: Mr. Keith Spurr at (416) 913-7601.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
May 29, 2003
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 98,242,941

ONTZINC COMPLETES PRIVATE PLACEMENT

ONTZINC Corporation (TSXV:OTZ) reports that it has completed a previously announced non-brokered private placement of 7,000,000 units for gross proceeds of $700,000. Each unit is comprised of one common share and one common share purchase warrant, each warrant entitles the holder thereof to acquire a common share for a period of two years from the date of issuance, exercisable at a price of $0.13 per share. Proceeds of the private placement will be used for general working capital purposes. The shares and warrants comprising the units are subject to a four month hold period.

ONTZINC intends to complete an additional private placement of up to 2,500,000 units of ONTZINC with identical terms to the private placement that was completed.

For further information, contact: Mr. Keith Spurr at (416) 913-7601.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
April 2, 2003
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 93,592,659

ONTZINC PRIVATE PLACEMENT OVER-SUBSCRIBED

ONTZINC Corporation (TSX Venture-OTZ) reports that its previously announced non-brokered private placement has been over-subscribed resulting in an additional 1,950,000 units being issued by ONTZINC. ONTZINC has received subscriptions for an aggregate of 6,950,000 units for gross proceeds of $695,000. Each unit is to be comprised of one common share and one common share purchase warrant, each warrant entitles the holder thereof to acquire a common share for a period of two years from the date of issuance, exercisable at a price of $0.13 per share. Proceeds of the private placement will be used for general working capital purposes.

Completion of the private placement is subject to regulatory approval, including satisfaction of the requirements of the TSX Venture Exchange.

For further information, contact: Mr. A. Thomas Griffis, President at (416) 867-8829 or Mr. Keith Bullen at (416) 350-2794.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

G:\Boyle\OntZinc\Press Releases\Mar 26-03-Over-Subscription.doc

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **ONTZINC Corporation** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 5, 2003 of 1,550,000 common shares and 3,100,000 common share purchase warrants of **ONTZINC Corporation, ONTZINC Corporation** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Toronto this 5th day of May, 2003.

ONTZINC CORPORATION

Per: (Signed)
Clifford Frame, Chairman

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **ONTZINC Corporation** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 3, 2003 of 1,550,000 common shares, **ONTZINC Corporation** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Toronto this 11th day of March, 2003.

ONTZINC CORPORATION

Per: (Signed)
Clifford Frame, Chairman